                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                             ESSENTIAL REALITY, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   29669B 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Steven Wolosky, Esq.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 20, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 41 Pages)

-------------------------                         ------------------------------
CUSIP No. 29669B 10 6              13D              Page 2 of 41 Pages
-------------------------                         ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Martin Abrams
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,400,480 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,400,480 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,400,480 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     IN
================================================================================

-------------------------                         ------------------------------
CUSIP No. 29669B 10 6              13D              Page 3 of 41 Pages
-------------------------                         ------------------------------

            The  following  constitutes  the initial  Schedule  13D filed by the undersigned (the "Schedule 13D").

Item 1.     Security and Issuer.

            This Schedule 13D relates to the shares of common  stock,  $.001 par value (the "Common Stock") of Essential  Reality,  Inc.  (f/k/a JPAL,  Inc., the
"Issuer").  The address of the principal  executive  offices of the Issuer is 49
East 27th Street, Suite 7E, New York, New York 10001.

Item 2.     Identity and Background.

            This Schedule 13D is filed by Martin Abrams.

            Martin Abrams is an individual  whose  business  address is 244 West
54th Street, 9th Floor, New York, New York 10017. His principal occupation is as an entertainment designer. Mr. Abrams is a United States citizen.

            During the last five years, Mr. Abrams has never been convicted in a criminal proceeding (excluding traffic violations or similar  misdemeanors).  In addition, during the last five years, Mr. Abrams has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is  subject  to a  judgment,  decree,  or final  order enjoining future violations of, or prohibiting or mandating  activities  subject to,  federal or state  securities  laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            On June 20, 2002, Mr. Abrams  tendered all his membership  interests in Essential  Reality,  LLC, a Delaware limited  liability  company  ("Essential
LLC"),  to the Issuer in exchange  for  2,400,480  shares of Common Stock of the
Issuer (the "Share Exchange") in a tax-free exchange transaction pursuant to the terms of the Amended  Contribution  Agreement  dated as of April 24, 2002 by and among  the  Issuer,  Essential  LLC  and  the  other  signatories  thereto  (the
"Contribution  Agreement").  The fair market  value of the  2,400,480  shares of
Common Stock was approximately $7,201,440.

Item 4. Purpose of the Transaction.

            Essential LLC and the Issuer determined that a business  combination between  the two of them  was  advisable  and in the  best  interests  of  their respective companies, members and shareholders, and presented an opportunity for
their  respective   companies  to  achieve  long-term  strategic  and  financial benefits.  As a result of the private  placement  of  Essential  LLC  membership interests (the "Essential LLC Private  Placement")and  subsequent closing of the
Contribution  Agreement  on June  20,  2002  (the  "Closing"),  the  members  of
Essential LLC became the beneficial  owners of an aggregate of 16,874,784 shares of Common Stock, or  approximately  94.0% of then  outstanding  shares of Common
Stock of the  Issuer.  Following  the  Closing,  the Issuer  changed its name to
"Essential Reality, Inc."

            Concurrent with the Closing,  LCG Capital Group, LLC ("LCG") entered into a voting agreement (the "Voting  Agreement") with Mr. Abrams, John Gentile,
Anthony Gentile and MSH Entertainment Corporation  (individually,  an "Essential
LLC  Stockholder"  and  collectively,  the "Essential LLC  Stockholders")  which provided that at every meeting of the  stockholders of the Issuer,  and at every adjournment  thereof,  and on every action or approval by written consent of the stockholders of the Issuer,  with respect to the items listed in Section 2(c) of the Voting Agreement,  each Essential LLC Stockholder shall vote (or cause to be voted) the shares of Common Stock owned by such Essential LLC Stockholder in the same manner as voted by LCG.

            Other  than as  described  in  this  Item 4 or as set  forth  in the
Contribution  Agreement,  Mr. Abrams  currently has no plans or proposals  which relate to or would  result in (a) the  acquisition  by any person of  additional securities of the Issuer or the disposition of securities of the Issuer;  (b) an extraordinary  corporate  transaction,  such  as  a  merger,  reorganization  or

-------------------------                         ------------------------------
CUSIP No. 29669B 10 6              13D              Page 4 of 41 Pages
-------------------------                         ------------------------------

liquidation,  involving the Issuer;  (c) a sale or transfer of a material amount of assets of the Issuer;  (d) any change in the present  Board or  management of the Issuer,  including  any plans or  proposals  to change the number or term of directors  or to fill any  existing  vacancies  on the Board;  (e) any  material change in the present  capitalization or dividend policy of the Issuer;  (f) any other  material  change in the  Issuer's  business or corporate  structure;  (g)
changes in the Issuer's charter, bylaws or instruments  corresponding thereto or other actions which may impede the  acquisition  of control of the Issuer by any person;  (h) causing a class of  securities  of the Issuer to be delisted from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer  quotation system of a registered national securities  association;
(i) a class of equity securities of the Issuer becoming eligible for termination of  registration  pursuant to Section  12(g)(4) of the Exchange  Act; or (j) any
action similar to any of those enumerated above.

            Mr.  Abrams  intends  to review  his  investment  in the Issuer on a continuing basis.  Depending on various factors including,  without  limitation, the Issuer's financial position, the price levels of the shares of Common Stock,
conditions  in  the  securities   market  and  general   economic  and  industry
conditions,  Mr.  Abrams may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including,  without limitation, purchasing  additional  shares of  Common  Stock or  selling  some or all of his shares of Common  Stock or to change his  intention  with respect to any and all matters referred to in Item 4.

            References  to,  and  descriptions  of,  the  Share  Exchange,   the
Contribution Agreement and the Voting Agreements are qualified in their entirety by  reference  to the  copies  of the  Contribution  Agreement  and  the  Voting
Agreement  included as Exhibit 1 and Exhibit 2,  respectively,  to this Schedule
13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.Interests in Securities in the Issuer.

            (a)  As of  the  date  of  this  Schedule  13D,  Mr.  Abrams  is the beneficial owner of 2,400,480 shares of Common Stock, constituting approximately
13.4% of outstanding  shares of Common Stock of the Issuer. As of June 20, 2002, the Issuer had 17,955,718 shares of Common Stock outstanding, which was composed of (i) 8,645,260 reported in the Issuer's report for the quarter ended March 31,
2002  on  Form  10-QSB  less  7,564,326   shares  of  Common  Stock  which  were
subsequently  cancelled by the Issuer after such date; (ii) 9,600,000  shares of
Common Stock issued in connection  with the  Contribution  Agreement;  and (iii)
7,274,784  shares of Common  Stock  issued to  investors  in the  Essential  LLC
Private Placement.

            (b) Mr.  Abrams has the  shared  power to vote or to direct the vote and the  sole  power  to  dispose  of  2,400,480  shares  of  Common  Stock,  or approximately 13.4% of the outstanding shares of Common Stock of the Issuer.

            (c) On June 20,  2002,  Mr.  Abrams was issued  2,400,480  shares of
Common Stock in exchange for all his  membership  interest in Essential LLC. The transaction was effected through an arms-length  negotiation  between  Essential
LLC and the  Issuer.  The  market  value of the each  share of Common  Stock was approximately $3.00.

            (d) Mr.  Abrams has no  knowledge of any other person or entity that has the right to receive or the power to direct the receipt of  dividends  from, or the proceeds from the sale of the shares of Common Stock.

            (e) Not Applicable.

  Item 6. Contracts, Arrangements,  Understandings or Relationships with Respect to Securities of the Issuer.

            The  information  set  forth  in  Item  4 of  this  Schedule  13D is incorporated herein by this reference.  Other than as disclosed in this Schedule
13D or as set forth in or  contemplated  by the  Contribution  Agreement and the
Voting  Agreement,  to the  knowledge  of Mr.  Abrams,  there are no  contracts,

-------------------------                         ------------------------------
CUSIP No. 29669B 10 6              13D              Page 5 of 41 Pages
-------------------------                         ------------------------------

arrangements,  understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements,  puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits.

            Exhibit No. 1 - Contribution Agreement

            Exhibit No. 2 - Voting Agreement

             [The remainder of this page was purposely left blank.]

-------------------------                         ------------------------------
CUSIP No. 29669B 10 6              13D              Page 6 of 41 Pages
-------------------------                         ------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief,  the  undersigned  certifies  that  the  information  set  forth in this statement is true, complete and correct.

Dated: As of June 30, 2002

                                            /s/ Martin Abrams
                                            ---------------------------------
                                            Martin Abrams

-------------------------                         ------------------------------
CUSIP No. 29669B 10 6              13D              Page 7 of 41 Pages
-------------------------                         ------------------------------

                                    EXHIBIT 1

                         AMENDED CONTRIBUTION AGREEMENT

                                   dated as of

                                 April 24, 2002

                                  by and among

                                   JPAL, INC.,

                             ESSENTIAL REALITY, LLC,

                                 MARTIN ABRAMS,

                                  JOHN GENTILE,

                                 ANTHONY GENTILE

                                       and

                             LCG CAPITAL GROUP, LLC

-------------------------                         ------------------------------
CUSIP No. 29669B 10 6              13D              Page 8 of 41 Pages
-------------------------                         ------------------------------

                         AMENDED CONTRIBUTION AGREEMENT

            AMENDED  CONTRIBUTION  AGREEMENT  dated as of April 24,  2002  (this
"Amended  Agreement"),  by and among ESSENTIAL REALITY,  LLC, a Delaware limited liability company (the "Company"),  JPAL, Inc., a Nevada  corporation  ("JPAL"), and MARTIN ABRAMS,  JOHN GENTILE,  ANTHONY  GENTILE and LCG CAPITAL  GROUP,  LLC
(collectively  referred  to as  the  "Company  Members")  amends,  restates  and supplements, where applicable, the Contribution Agreement dated as of August 23,
2001, as amended as of October 30, 2001,  November 30, 2001 and January 31, 2002
and  approved  by  shareholders  of JPAL at a duly  called  and held  meeting on
February 1, 2002 (the "February Meeting").

            WHEREAS,  the  Company  and JPAL  have  determined  that a  business combination  between JPAL and the Company is advisable and in the best interests of their  respective  companies,  members  and  shareholders,  and  presents  an opportunity for their respective  companies to achieve  long-term  strategic and financial benefits;

            WHEREAS,  the  Company  and  JPAL  have  determined  to  modify  the structure of the transaction  previously  approved by JPAL's  shareholders  (the
"Exchange") and submit such modified  transaction (the "Modified  Exchange") for approval by such shareholders (the  "Shareholders") at a meeting called therefor
(the "Meeting") while reaffirming the parties'  collective  determination that a business  combination,  structured  as  hereinafter  set forth,  is and  remains advisable and in the best interests of the such  respective  companies,  members and Shareholders;

            WHEREAS,  the Company  and JPAL have  determined  that the  Modified
Exchange is to be effected by a transfer  described in Section 1.1 hereof by the
Company Members of all of their respective  membership  interests in the Company
(the  "Membership  Interests") to JPAL in exchange for an aggregate of 9,600,000 shares (the  "Contribution  Shares") of common stock, par value $.001 per share, of JPAL (the "Common  Stock"),  upon the terms and subject to the conditions set forth herein;

            WHEREAS,  JPAL has (a) determined that the Modified Exchange is fair to, and in the best  interests of, JPAL and the  Shareholders,  (b) approved and declared  the  advisability  of entering  into this Amended  Agreement,  and (c)
recommended that its Shareholders approve and adopt this Amended Agreement;

            WHEREAS,  Frank  Drechsler  ("Drechsler")  owns more than 50% of the outstanding  Common  Stock and has  consented  in  writing to the  approval  and adoption of this Amended Agreement and the Modified Exchange;

            WHEREAS,  JPAL and the Company agree that the Company may consummate a private  placement (the "Private  Placement")  for  membership  interests (the
"Private  Placement  Interests")  in an amount up to  $8,000,000,  which Private
Placement  Interests  shall in such event be transferable as provided in Section
1.1 hereof upon the closing of the Modified Exchange (the "Closing") in exchange for shares of Common Stock (the "Private  Placement Shares") and that JPAL shall take all action requisite to the issuance  contemporaneously with the Closing of such Private Placement Shares;

            WHEREAS,  the  obligations of each of JPAL and the Company to effect the Modified Exchange is conditioned as further described in Article 9 hereof;

            WHEREAS,  at the Closing  the  aggregate  of the  Private  Placement
Shares  and the  Contribution  Shares  will  represent  ownership  of JPAL stock possessing  at least 80% of the total  combined  voting  power of all classes of
JPAL stock  entitled  to vote and at least 80% of the total  number of shares of all other classes of JPAL stock;

            WHEREAS,  the  parties  hereto  intend  that the  Modified  Exchange qualify for income tax purposes as a tax-free  exchange  pursuant to Section 351 of the Internal Revenue Code of 1986, as amended (the "Code").

            NOW,  THEREFORE,  in  consideration  of the  premises and the mutual covenants,  representations and warranties contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

-------------------------                         ------------------------------
CUSIP No. 29669B 10 6              13D              Page 9 of 41 Pages
-------------------------                         ------------------------------

                                    ARTICLE 1
                              The Modified Exchange

            Section 1.1 Modified Exchange.

            (a) JPAL's transfer agent, Pacific Stock Transfer Company, shall act as the  exchange  agent (the  "Exchange  Agent") for the  purpose of  exchanging
Membership Interests for the Contribution Shares and Private Placement Interests
for Private Placement Shares. At or prior to the Closing,  JPAL shall deliver to the Exchange  Agent  9,600,000  shares of Common  Stock and up to an  additional
7,680,000  shares  of Common  Stock to be used as the  Contribution  Shares  and
Private Placement Shares, respectively.

            (b) At the Closing,  and subject to the terms and conditions of this
Amended  Agreement,  the  Company  Members  shall  contribute  their  respective
Membership Interests, as such Membership Interests are set forth on Schedule 1.1 hereto, to JPAL in exchange for the Contribution Shares.

            (c) At the Closing,  and subject to the terms and conditions of this
Amended  Agreement,  the investors in the Private  Placement  (the  "Investors")
shall  contribute  their  respective  Private  Placement  Interests  to  JPAL in exchange for the Private Placement Shares. The identity of each Investor and the number of Private  Placement  Interests  held  thereby  shall be provided by the
Company  to JPAL as  soon  as  practicable  after  the  closing  of the  Private
Placement.  The  Company  shall  contemporaneously  therewith  furnish to JPAL a representation as to "accredited  investor" status within the meaning of Section
501  under  Regulation  D of  the  Securities  Act  of  1933,  as  amended  (the
"Securities Act") with respect to each Investor.

            (d) If  any  portion  of  the  Contribution  Shares  or the  Private
Placement Shares is to be delivered to any Person other than the Company Members or Investor,  it shall be a condition that such Person shall pay to the Exchange
Agent any  transfer or other taxes (as defined in Section  11.13)  required as a result  of such  delivery  to other  than the  Company  Member  or  Investor  or establish to the  satisfaction of the Exchange Agent that such tax has been paid or is not payable.

            Section 1.2 JPAL Shareholders' Approval.  Drechsler is the holder of more than 50% of the outstanding  shares of Common Stock. The written consent of
Drechsler  to the  approval  and  adoption  of this  Amended  Agreement  and the
Modified Exchange is attached as Exhibit A hereto.  No other approval,  with the exception of the approval by the  Shareholders  at a meeting thereof duly called and held, is required in order to consummate the Modified Exchange.

            Section 1.3 Closing.  The Closing of the  Modified  Exchange and the
other  transactions  contemplated by this Amended  Agreement shall take place at
11:00 a.m. on a date to be specified by the parties,  which shall be the date of satisfaction (or waiver in accordance with this Amended Agreement) of all of the conditions set forth in Article 9 (the "Closing  Date"),  unless another time or date is  agreed  to by the  parties  hereto.  The  Closing  shall be held at the offices of Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue,  New
York, New York 10022.

                                    ARTICLE 2
                                JPAL Post-Closing

            Section  2.1  Charter  Amendments.  JPAL  has  taken  all  necessary
corporate   action  to  effect  the   following   changes  to  its  Articles  of
Incorporation  as of the  Closing:  (a) change its name to  "Essential  Reality,
Inc." and (b)  authorize  the Board of  Directors  to set forth the  rights  and preferences of the preferred stock. JPAL will file all necessary  documents with the State of Nevada subsequent to the approval of the Modified Exchange.

            Section 2.2  Resignation of Directors and Officers.  Effective as of
the Closing,  each of the  Officers  and  Directors of JPAL then in office shall resign.

            Section 2.3 Appointment of New Directors and Officers.  Effective as
of the Closing,  the Officers and Directors of the Company  immediately prior to the Closing shall assume their respective positions as Officers and Directors of
JPAL.

                                       2

-------------------------                         ------------------------------
CUSIP No. 29669B 10 6              13D              Page 10 of 41 Pages
-------------------------                         ------------------------------

                                    ARTICLE 3
                     Representations and Warranties of JPAL

            JPAL represents and warrants to the Company that:

            Section 3.1  Corporate  Existence  and Power.  JPAL is a corporation duly  incorporated,  validly  existing  and in good  standing  under the  Nevada
Revised  Statutes (the "NRS") and has all corporate  powers and all governmental licenses,  authorizations,  permits, consents and approvals required to carry on its  business  as now  conducted,  except  for those  licenses,  authorizations, permits,  consents and approvals the absence of which would not, individually or in the aggregate,  have a Material  Adverse Effect (as defined in Section 11.13)
on JPAL.  JPAL is duly qualified to do business as a foreign  corporation and is in good standing in each  jurisdiction  where such  qualification  is necessary, except  for those  jurisdictions  where  failure to be so  qualified  would not, individually or in the aggregate,  have a Material  Adverse Effect on JPAL. JPAL has heretofore delivered to the Company true and complete copies of its Articles of Incorporation and By-laws as currently in effect.

            Section 3.2 Authorization.

            The  execution,  delivery  and  performance  by JPAL of this Amended
Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby are within JPAL's corporate powers and have been duly authorized by all necessary corporate action with the exception of the approval of its  Shareholders,  the affirmative  vote of which holding more than
50% of the  outstanding  shares  of  Common  Stock  is the only  action  of JPAL necessary  in  connection  with  its  execution  and  delivery  of this  Amended
Agreement,  the performance of its obligations hereunder and the consummation of the Modified Exchange. This Amended Agreement has been duly and validly executed and  delivered  by JPAL  and,  assuming  the due  authorization,  execution  and delivery  thereof by the Company,  is a legal,  valid and binding  obligation of
JPAL,   enforceable   against  it  in  accordance  with  its  terms,  except  as enforceability  thereof  may be limited by  bankruptcy,  insolvency,  fraudulent conveyance,  reorganization,  moratorium, or other similar laws now or hereafter in effect relating to creditors'  rights  generally or by general  principles of equity  (regardless of whether  enforceability  is considered in a proceeding at law or in equity).

            JPAL's Board of  Directors,  at a meeting duly called and held,  has
(a) determined  that this Amended  Agreement and the  transactions  contemplated hereby,  including the Modified Exchange,  are fair to and in the best interests of the  Shareholders,  (b) approved and adopted this Amended  Agreement  and the
transactions   contemplated  hereby,  including  the  Modified  Exchange,  which approval  satisfies  in full any  applicable  requirements  of the NRS,  and (c)
resolved to recommend,  and  recommended,  approval and adoption of this Amended
Agreement by such Shareholders.

            Section 3.3 Governmental  Authorization.  The execution and delivery of this Amended  Agreement and the performance by JPAL of its obligations  under this Amended Agreement relating to the Closing and the transactions contemplated hereby require no action by or in respect of, or filing with,  any  governmental body,  agency,  official  or  authority  other  than  (a)  compliance  with  any applicable  requirements of the Securities  Act, the Securities  Exchange Act of
1934,  as amended (the  "Exchange  Act"),  foreign or state  securities  laws or regulations  of various  states ("Blue Sky Laws") or takeover  laws, and (b) any other filings,  approvals or authorizations  which, if not obtained,  would not, individually  or in the  aggregate,  have a Material  Adverse Effect on JPAL, or materially  impair the ability of JPAL to consummate  the Modified  Exchange and the transactions contemplated by this Amended Agreement.

            Section 3.4 Non-contravention. The execution and delivery by JPAL of this  Amended  Agreement  and  the  consummation  by  JPAL  of the  transactions contemplated  hereby and  performance  of its  obligations  under  this  Amended
Agreement do not and will not (a) violate JPAL's  Articles of  Incorporation  or
By-Laws, (b) violate any applicable law, rule, regulation, judgment, injunction, order or decree,  (c) require any consent or other  action by any Person  under, constitute a default  under,  result in a violation of,  conflict  with, or give rise to any right of  termination,  cancellation or acceleration of any right or obligation of JPAL, or to a loss of any benefit to which JPAL is entitled  under any  provision of any  agreement or other  instrument  binding upon JPAL, or any license, franchise, permit, certificate, approval or other similar authorization affecting,  or relating  in any way to, the assets or  business of JPAL,  or (d)

                                       3

-------------------------                         ------------------------------
CUSIP No. 29669B 10 6              13D              Page 11 of 41 Pages
-------------------------                         ------------------------------

result in the  creation or  imposition  of any Lien (as  defined  herein) on any asset of JPAL.

            Section 3.5 Capitalization.

            (a) The  authorized  capital  stock of JPAL  consists of  50,000,000 shares of Common Stock and 5,000,000  shares of preferred stock, par value $.001 per share (the "Preferred Stock").  The Shareholders have approved,  though JPAL has not as of yet caused to be filed the articles of amendment setting forth, an amendment to its Articles of Incorporation providing for "blank check" preferred stock. As of the date of this Amended Agreement, the outstanding  capitalization of JPAL  consists of (i)  8,645,260  shares of Common  Stock,  (ii) no shares of
Preferred  Stock, and (iii) no options and warrants to purchase shares of Common
Stock. The list of Shareholders  attached hereto as Schedule 3.5 is the true and correct  list of such  Shareholders  of record of  outstanding  shares of Common
Stock  on  the  record  date  established  with  respect  to  the  Meeting.  All outstanding  shares of  capital  stock of JPAL have  been  duly  authorized  and validly  issued  and are fully  paid and  non-assessable  and were not issued in violation of any preemptive rights or other preferential  rights of subscription or  purchase  other  than  those  that have been  waived or  otherwise  cured or satisfied.  Except  as set  forth  herein,  as of the date  hereof  there are no outstanding  options,  warrants,  subscriptions,  conversion  or  other  rights, agreements  or other  commitments  obligating  JPAL to issue  any  shares of its capital stock or any securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of its capital stock.

            (b) There are no outstanding  obligations,  contingent or otherwise, of JPAL to redeem,  purchase or  otherwise  acquire  any capital  stock or other securities of JPAL.

            (c) JPAL is not in  violation of and has not violated any federal or state securities laws in connection with any transaction relating to JPAL and/or an  Affiliate,  including  without  limitation,  the  acquisition  of any stock, business  or assets of any third party or the  issuance of any capital  stock of
JPAL.

            (d) There are not as of the date  hereof,  and there  will not be at the Closing,  any shareholder  agreements,  voting trusts or other agreements or understandings  to which JPAL is a party or by which it is bound relating to the voting of any shares of the capital stock of JPAL.

            (e)  The  shares  of  Common  Stock  to be  issued  as  part  of the
Contribution  Shares and Private  Placement  Shares will be duly  authorized for issuance  and when issued and  delivered  in  accordance  with the terms of this
Amended Agreement, will be validly issued, fully paid and non-assessable and the issuance thereof will not be subject to any preemptive or other similar right.

            Section 3.6 Subsidiaries.  JPAL has no subsidiaries.

            Section 3.7 Financial Statements.

            (a)  Attached  hereto as  Schedule  3.7 is a copy of JPAL's  audited financial  statements as of and for the fiscal year ended December 31, 2001 (the
"JPAL Financial Statement Date"), certified by Lesley, Thomas, Schwarz & Postma,
Inc. (the "JPAL  Financial  Statements").  The JPAL  Financial  Statements  were prepared  in  accordance  with the books  and  records  of JPAL in all  material respects and were  prepared in accordance  with  generally  accepted  accounting principles  ("GAAP")  applied  on a  consistent  basis  throughout  the  periods involved,  except as otherwise  noted  therein.  The JPAL  Financial  Statements fairly present the financial  position of JPAL as of the dates set forth therein or the results of operations  and changes in financial  position of JPAL for the fiscal periods or as of the dates set forth therein.

            (b) Other than in  connection  with this Amended  Agreement  and the
Private Placement, JPAL has no current business activity whatsoever.

            Section 3.8  Absence of Certain  Changes.  Since the JPAL  Financial
Statements  Date there has not, with the exception of any matter  related to the
February Meeting or any document executed and/or filed in connection  therewith, been:

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            (a) any event, occurrence,  development or state of circumstances or facts which would,  individually  or in the aggregate,  have a Material  Adverse
Effect on JPAL;

            (b) any amendment of any material term of any  outstanding  security of JPAL;

            (c)  any  incurrence,   assumption  or  guarantee  by  JPAL  of  any
indebtedness for borrowed money;

            (d) any  creation  or  other  incurrence  by JPAL of any Lien on any material asset;

            (e) the making of any loan,  advance or capital  contributions to or investment in any Person;

            (f) any damage,  destruction  or other casualty loss (whether or not covered by  insurance)  affecting  the  business  or any  asset(s) of JPAL which would, individually or in the aggregate, have a Material Adverse Effect on JPAL;

            (g) any transaction or commitment made, or any contract or agreement entered  into,  by JPAL or any  relinquishment  by JPAL of any contract or other right;

            (h)  any  change  in  any  method  of  accounting,   method  of  tax
accounting, or accounting practice by JPAL;

            (i) any (i) grant of any severance or termination pay to any current or former  director,  officer or  employee  of JPAL,  (ii)  increase in benefits payable under any existing  severance or termination  pay policies or employment agreements,  (iii) entering into any employment,  deferred compensation or other similar  agreement (or any amendment to any such  existing  agreement)  with any current or former  director,  officer or employee of JPAL,  (iv)  establishment, adoption or amendment  (except as required by applicable  law) of any collective
bargaining,  bonus,  profit  sharing,  thrift,  pension,  retirement,   deferred
compensation, compensation, stock option, restricted stock or other benefit plan or arrangement  covering any current or former director,  officer or employee of
JPAL,  or (v)  increase  in  compensation,  bonus or other  benefits  payable or otherwise made available to any current or former director,  officer or employee of JPAL;

            (j) any labor dispute, other than routine individual grievances; or

            (k) any tax  election or any  settlement  or  compromise  of any tax liability, in either case that is material to JPAL.

            Section 3.9 No  Liabilities  or Debts.  Except for the Bridge  Notes
described  herein  and as  set  forth  on  Schedule  3.9  hereto,  there  are no
liabilities  or  debts  of  JPAL  of  any  kind  whatsoever,   whether  accrued,
contingent,  absolute,  determined,  determinable or otherwise,  and there is no existing condition,  situation or set of circumstances which could reasonably be expected to result in such a liability or debt.

            Section 3.10 Compliance  with Laws and Court Orders.  JPAL holds all permits, licenses,  variances,  exemptions,  orders, franchises and approvals of all governmental  entities necessary for the lawful conduct of its business (the
"JPAL  Permits"),  except where the failure so to hold would not have a Material
Adverse  Effect on JPAL.  JPAL is in compliance  with the terms of JPAL Permits, except where the failure so to comply would not have a Material  Adverse  Effect on JPAL.  JPAL is and has been in compliance  with, and to the best knowledge of
JPAL, is not under  investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any  applicable  law, rule, regulation,  judgment,  injunction,  order or decree, except for such matters as would not,  individually or in the aggregate,  have a Material Adverse Effect on
JPAL.

            Section 3.11 Litigation.  There is no action,  suit,  investigation, audit or proceeding pending against, or to the best knowledge of JPAL threatened against or affecting,  JPAL or any of its assets or properties  before any court or arbitrator or any governmental body, agency or official.

            Section 3.12 Finder's Fees. There is no investment  banker,  broker, finder or other  intermediary which has been retained by or is authorized to act on behalf of JPAL who might be entitled to any fee or  commission  in connection with the transactions contemplated by this Amended Agreement.

                                       5

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            Section 3.13 Taxes. (a) JPAL has (i) duly filed with the appropriate taxing  authorities  all Tax Returns  required to be filed by or with respect to its  business,  or are properly on extension and all such duly filed Tax Returns are true, correct and complete in all material  respects,  and (ii) paid in full or made adequate  provisions for on its respective  balance sheet (in accordance with GAAP) all Taxes shown to be due on such Tax Returns. There are no liens for
Taxes upon the assets of JPAL except for  statutory  liens for current Taxes not yet due and payable or which may thereafter be paid without penalty or are being contested  in good  faith.  JPAL has not  received  any notice of audit,  is not undergoing  any  audit  of its  Tax  Returns,  or has  received  any  notice  of deficiency or assessment from any taxing authority with respect to liability for
Taxes of its business  which has not been fully paid or finally  settled.  There have been no waivers of statutes of  limitations by JPAL with respect to any Tax
Returns.  JPAL has not filed a request  with the  Internal  Revenue  Service for changes in  accounting  methods  within the last two years  which  change  would effect the accounting for tax purposes, directly or indirectly, of its business.
JPAL has not executed an extension  or waiver of any statute of  limitations  on the  assessment  or collection  of any Taxes due  (excluding  such statutes that relate to years currently under  examination by the Internal  Revenue Service or other applicable taxing  authorities) that is currently in effect. The provision for  Taxes,  if any,  due or to become  due for JPAL for the  period or  periods through and including the date of the JPAL  Financial  Statements  that has been made and is reflected on such  financial  statements  is sufficient to cover all such  Taxes.  Deferred  Taxes,  if any, of JPAL  included in the JPAL  Financial
Statements  have been computed in accordance  with GAAP.  JPAL is not a party to any Tax allocation or Tax sharing agreement and JPAL has not been a member of an affiliated  group  filing a  consolidated  federal  income Tax Return or has any
Liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any  similar  provision  of state,  local or  foreign  Law) as a  transferee  or successor or by Contract or otherwise.  JPAL has not made any  payments,  is not obligated to make any  payments,  and is not a party to any Contract  that could obligate it to make any payments that would be  disallowed as a deduction  under
Section 280G or 162(m) of the Internal Revenue Code.

            (b) The term "Taxes" shall mean all taxes, charges,  fees, levies or other  assessments,  including,  without  limitation,  income,  gross  receipts, excise,  property,  sales, license,  payroll and franchise taxes, imposed by the
United  States,  or any state,  local or foreign  government or  subdivision  or agency thereof whether  computed on a unitary,  combined or any other basis; and
such term shall include any interest and penalties or additions to tax. The term
"Tax Return" shall mean any report,  return or other information  required to be filed with,  supplied to or otherwise  made  available to a taxing  authority in connection with Taxes.

            Section 3.14  Employee  Benefit  Plans.  Schedule  3.14  comprises a listing of each bonus, stock option,  stock purchase,  benefit,  profit sharing, savings, retirement, liability, insurance, incentive, deferred compensation, and other similar fringe or employee benefit plans, programs or arrangements for the benefit of or  relating  to,  any  employee  of, or  independent  contractor  or consultant  to,  and  all  other  compensation  practices,  policies,  terms  or conditions,  whether  written or unwritten (the "Employee  Benefit Plans") which
JPAL presently  maintains,  to which JPAL  presently  contributes or under which
JPAL has any  liability  and which  relate to  employees  (current or former) or independent contractors of JPAL. Each of the Employee Benefit Plans administered by JPAL have been administered in accordance with all requirements of applicable law and terms of each such plan. Each Employee  Benefit Plan that is required to be qualified  under the Employment  Retirement  Income  Security Act of 1974, or
registered  or  approved  by a  regulatory  authority,  has  been so  qualified, registered or approved by the appropriate  governmental  agency or authority and
such  qualification,   registration  or  approval  has  not  been  revoked.  All
contributions (including premiums) required by law or contract to have been made or accrued by JPAL under or with respect to the Employee Benefit Plans have been paid or accrued by JPAL or will be paid in the ordinary  course  within 90 days.
Without  limiting the  foregoing,  there are no unfunded  liabilities  under any
Employee  Benefit  Plan.  JPAL has not  received  notice of any  investigations, litigation or other  enforcement  actions  against it with respect to any of the
Employee Benefit Plans. To JPAL's knowledge, there are no pending actions, suits or claims by former or present employees of JPAL (or their  beneficiaries)  with respect to Employee  Benefit Plans or the assets or  fiduciaries  thereof (other than routine claims for benefits).

            Section 3.15            Environmental Matters.

            (a) Except as would not,  individually  or in the aggregate,  have a
Material Adverse Effect on JPAL:

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                (i) no notice,  notification,  demand,  request for information, citation,  summons or order has been received,  no complaint has been filed,  no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the best  knowledge of JPAL,  is  threatened  by any governmental  entity  or  other  Person  relating  to  or  arising  out  of  any
Environmental Law;

                (ii) JPAL is and has been in compliance  with all  Environmental
Laws and all Environmental Permits; and

                (iii)  there are no  liabilities  of or  relating to JPAL of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law and there are no facts, conditions,  situations or set of circumstances which could reasonably be expected to result in or be the basis for any such liability.

            (b) The following terms shall have the meaning set forth below:

                "JPAL" shall,  for purposes of this Section,  include any entity which is, in whole or in part, a corporate predecessor of JPAL.

                "Environmental Laws" means any federal,  state, local or foreign law (including,  without  limitation,  common law),  treaty,  judicial decision, regulation,  rule, judgment, order, decree,  injunction,  permit or governmental restriction or requirement or any agreement with any  governmental  authority or other third party,  relating to human health and safety or the  environment  and arising from the use,  presence,  disposal,  discharge or release of pollutants,
contaminants,  wastes  or  chemicals  or  any  toxic,  radioactive,   ignitable,
corrosive, reactive or otherwise hazardous substances, wastes or materials.

                "Environmental  Permits" means, with respect to any Person,  all
permits,  licenses,  franchises,   certificates,  approvals  and  other  similar
authorizations   of  governmental   authorities   relating  to  or  required  by
Environmental  Laws and  affecting,  or relating in any way to, the  business of such Person as currently conducted.

            Section 3.16  Patents and Other  Proprietary  Rights.  JPAL does not have rights to use,  whether  through  ownership,  licensing  or  otherwise  any patents,  trademarks,  service marks, trade names, copyrights,  trade secrets or other  proprietary  rights and  processes.  JPAL has not and does not violate or infringe  any  intellectual  property  right  of any  Person,  and  JPAL has not
received  any   communication   alleging  that  it  violates  or  infringes  the
intellectual  property  right of any  other  Person.  JPAL has not been sued for infringing any intellectual property right of another Person.

            Section 3.17 Anti-takeover  Statutes. The Board of Directors of JPAL has approved this Amended  Agreement and the transactions  contemplated  hereby, and  neither  the  anti-takeover  provisions  of the NRS nor  those of any other similar  statute or  regulation  applies to the Modified  Exchange or any of the other transactions contemplated hereby.

            Section 3.18  Disclosure.  Neither this  Amended  Agreement  nor any exhibit or schedule hereto nor any statement,  list or certificate  delivered to the  Company  pursuant  hereto or  pursuant  to any  written  request  therefor, contains  an untrue  statement  of a material  fact or omits to state a material fact necessary in order to make the statements  contained herein and therein, in light of the circumstances in which they were made, not misleading.

            Section 3.19. Labor Matters.  Drechsler is the only current employee of JPAL. JPAL has never been a party to any collective  bargaining  agreement or other labor agreement with any labor union or  organization.  There is no unfair labor practice charge or other grievance procedure against JPAL pending,  or, to the best  knowledge  of JPAL,  threatened.  There is no  complaint,  lawsuit  or proceeding in any forum by or on behalf of any present or former  employee,  any applicant for employment or any classes of the foregoing  alleging breach of any express or implied  contract  of  employment,  any law or  regulation  governing employment  or the  termination  thereof or other  discriminatory,  wrongful  or tortious  conduct in connection with the employment  relationship  against JPAL, pending,  or, to the best knowledge of JPAL,  threatened.  JPAL is in compliance with all applicable laws respecting employment and employment  practices,  terms and conditions of employment,  wages, hours of work and occupational  safety and
health.   There  is  no  proceeding,   claim,   suit,   action  or  governmental

                                       7

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investigation pending or, to the best knowledge of JPAL, threatened,  in respect to which any current or former director, officer, employee or agent of JPAL, may be entitled to claim indemnification from JPAL.

            Section 3.20. Contracts.  Schedule 3.20 hereto sets forth a complete and  accurate  list  and  description  of  all of the  following  contracts  and agreements,  with the  exception  of any  contract or  agreement  related to the
February Meeting or any document executed and/or filed in connection  therewith, whether written or oral, of JPAL:

            (a)  agreements,  contracts or  instruments to which JPAL is a party that  relate to the  borrowing  of money,  the  capital  lease or purchase on an installment  basis  of any  property  or asset  or the  guarantee  of any of the foregoing (including without limitation pledged receivables);

            (b) licenses,  leases, contracts and other arrangements with respect to any property of JPAL, and all contracts,  agreements,  commitments,  purchase orders or other  understandings  or arrangements  with respect to which JPAL has any  liability or  obligation  (contingent  or otherwise) or which may otherwise have any continuing effect after the date of this Amended Agreement;

            (c) contracts,  agreements or other  understandings  or arrangements
(including without  limitation those with respect to compensation)  between JPAL and any current or former  shareholder,  officer,  director,  consultant,  agent and/or Affiliate (or any spouse or relative of any of the foregoing);

            (d) management,  operating,  service, joint venture,  partnership or limited liability company agreements;

            (e) any contract or  agreement  pursuant to which JPAL has agreed to indemnify or hold harmless any other Person or to pay liquidated  damages of any kind;

            (f) any contract or  agreement  creating any Lien on any property or assets of JPAL;

            (g) any contract or agreement relating to the capital stock of JPAL;
or

            (h) any other material  agreement,  lease,  commitment,  instrument, plan,  arrangement  or  contract  entered  into by JPAL,  or to which any of its assets may be subject.

            All the foregoing are herein called  "Contracts." Such list includes with respect to each Contract the names of the parties,  the date  thereof,  and its title or other general  description.  The Contracts  listed on Schedule 3.20 set  forth  the  entire  arrangement  and  understanding  between  JPAL  and the respective third parties with respect to the subject matter thereof, and, except as indicated in such Schedule,  there have been no amendments or waivers or side or supplemental arrangements to or in respect of any Contract. JPAL will furnish any further  information  that the Company may reasonably  request in connection therewith.  Each Contract is valid, binding and enforceable against JPAL, and to the best  knowledge of JPAL,  each other party thereto,  in accordance  with its terms and in full  force and  effect.  There is no event  that has  occurred  or existing  condition that  constitutes or that, with notice,  the happening of an event and/or the passage of time, would constitute a default or breach under any
Contract by JPAL, or would cause the acceleration of any obligation of any party thereto,  give rise to any right of  termination  or  cancellation  or cause the creation of any Lien by reason of the failure of JPAL to fulfill the obligations thereunder.

            Section  3.21.  SEC Filings.  JPAL has filed all forms,  reports and documents  (the "SEC  Documents")  required to be filed with the  Securities and
Exchange Commission (the "SEC") since its inception and has heretofore delivered all the SEC Documents to the Company. The SEC Documents (a) were prepared in all material  respects in accordance with the  requirements of the Securities Act or the  Exchange  Act,  as the case may be,  and (b) did not at the time  they were filed contain an untrue statement of a material fact or omit to state a material fact required to be stated  therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

            Section 3.22. Maturity Of Bridge Loans. None of the Bridge Loans (as
defined in Section 6.1 hereof) shall mature prior to January 1, 2003.

                                       8

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                                    ARTICLE 4
                  Representations and Warranties of the Company

            The Company represents and warrants to JPAL that:

            Section 4.1 Corporate  Existence and Power. The Company is a limited liability  company duly  organized  and in good  standing  under the laws of the
State of  Delaware.  The  Company  has all  powers  and  governmental  licenses, authorizations,  permits,  consents  and  approvals  required  to  carry  on its business as now conducted, except for those licenses,  authorizations,  permits, consents and  approvals the absence of which would not,  individually  or in the aggregate,  have a Material Adverse Effect on the Company.  At the Closing,  the
Company will be duly qualified to do business as a foreign  corporation and will be in good standing in each jurisdiction  where such qualification is necessary, except  for those  jurisdictions  where  failure to be so  qualified  would not, individually or in the aggregate, have a Material Adverse Effect on the Company.
The Company has  heretofore  delivered to JPAL true and  complete  copies of the
Articles of Formation and Operating Agreement as currently in effect.

            Section 4.2 Authorization.  The execution,  delivery and performance by the Company of this Amended  Agreement and the consummation by the Company of the transactions  contemplated hereby are within the powers of the Company,  and have been duly  authorized  by all  necessary  action.  This Amended  Agreement, assuming the due  authorization,  execution  and delivery  thereof by JPAL, is a legal,  valid and binding obligation of the Company,  enforceable  against it in accordance with its terms,  except as  enforceability  thereof may be limited by bankruptcy,  insolvency, fraudulent conveyance,  reorganization,  moratorium, or other  similar  laws now or hereafter in effect  relating to  creditors'  rights
generally  or  by  general   principles   of  equity   (regardless   of  whether
enforceability is considered in a proceeding at law or in equity).

            Section 4.3 Governmental  Authorization.  The execution and delivery of this Amended  Agreement and the performance by the Company of its obligations under this Amended Agreement relating to the Modified Exchange,  the Closing and the transactions  contemplated  hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a)
compliance with any applicable  requirements of the Securities Act, the Exchange
Act, Blue Sky Laws or takeover  laws,  and (b) any other  filings,  approvals or authorizations  which,  if  not  obtained,  would  not,  individually  or in the aggregate,  have a Material  Adverse Effect on the Company or materially  impair the  ability  of the  Company  to  consummate  the  Modified  Exchange  and  the transactions contemplated by this Amended Agreement.

            Section 4.4  Non-contravention.  The  execution  and delivery by the
Company of this Amended  Agreement  and the  consummation  by the Company of the transactions  contemplated  hereby and performance of its obligations under this
Amended  Agreement do not and will not (a) violate the Company's  Certificate of
Formation  or Operating  Agreement,  (b)  assuming  compliance  with the matters referred  to in Section  4.3,  violate any  applicable  law,  rule,  regulation, judgment,  injunction,  order or decree, (c) require any consent or other action by any Person  under,  constitute  a default  under,  result in a violation  of, conflict  with,  or give  rise to any  right  of  termination,  cancellation  or acceleration  of any right or  obligation  of the  Company,  or to a loss of any benefit to which the Company is entitled under any provision of any agreement or other instrument binding upon the Company,  or any license,  franchise,  permit, certificate,  approval or other similar authorization  affecting, or relating in any way to, the assets or business of the Company or (d) result in the  creation or  imposition of any Lien on any asset of the Company,  except,  in the case of clauses (b), (c) and (d), for such matters as would not,  individually or in the aggregate,  have a Material  Adverse Effect on the Company or materially  impair the ability of the Company to consummate the  transactions  contemplated by this
Amended Agreement.

            Section 4.5 Subsidiaries. The Company has no subsidiaries.

            Section 4.6 Financial  Statements.  The Company Financial Statements
(as defined in Section 7.3 below) were prepared in accordance with the books and records of the Company in all material  respects and were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved,  except as otherwise  noted therein.  Each of the Company  Financial  Statements  fairly presents the financial  position of the Company as of the  respective  dates set forth therein or the results of operations and changes in financial  position of the Company for the respective  fiscal periods or as of the respective dates set forth therein.

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            Section 4.7 Absence of Certain Changes. From December 31, 2001 until the date hereof,  the business of the Company has been conducted in the ordinary course and there has not,  with the  exception of any Bridge Loans  discussed in
Section 6.1 hereof as well as certain  other bridge loans for up to  $1,000,000, been:

            (a) any event, occurrence,  development or state of circumstances or facts which would,  individually  or in the aggregate,  have a Material  Adverse
Effect on the Company;

            (b) any  incurrence,  assumption  or guarantee by the Company of any material indebtedness for borrowed money;

            (c) any creation or other  incurrence  by the Company of any Lien on any material asset;

            (d)  the   making  of  any   material   loan,   advance  or  capital
contributions to or investment in any Person;

            (e) any damage,  destruction  or other casualty loss (whether or not covered by  insurance)  affecting  the  business or any  asset(s) of the Company which would, individually or in the aggregate, have a Material Adverse Effect on the Company;

            (f) any transaction or commitment made, or any contract or agreement entered  into,  by the  Company  relating  to its  business or any of its assets
(including the  acquisition or disposition of any assets) or any  relinquishment by the  Company of any  contract  or other  right,  in any case  material to the
Company except in the ordinary course of business of the Company;

            (g) any  material  labor  dispute,  other  than  routine  individual grievances; or

            (h) any tax  election or any  settlement  or  compromise  of any tax liability, in either case that is material to the Company.

            Section 4.8  Compliance  with Laws and Court Orders.  The Company is and has been in compliance  with,  and to the best of its knowledge is not under investigation  with respect to and has not been threatened to be charged with or given  notice  of any  violation  of,  any  applicable  law,  rule,  regulation, judgment,  injunction,  order or decree,  except for such  matters as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

            Section 4.9 Litigation.  Except as set forth on Schedule 4.9 hereto, there is no action, suit, investigation, audit or proceeding pending against, or to the best  knowledge  of the  Company  threatened  against or  affecting,  the
Company or any of its assets or properties before any court or arbitrator or any governmental body, agency or official.

            Section 4.10  Patents and Other  Proprietary  Rights.  Except as set
forth on Schedule  4.10 hereto  (which  Schedule  4.10 shall be delivered by the
Company to JPAL no later than ten (10) days  following  the date of this Amended
Agreement),  (a) the  Company  does  not have  rights  to use,  whether  through ownership, licensing or otherwise, any patents, trademarks, service marks, trade names, copyrights,  trade secrets or other proprietary rights and processes, (b)
to the Company's knowledge, the Company has not and does not violate or infringe any intellectual  property right of any Person, (c) the Company has not received
any  written   communication   alleging   that  it  violates  or  infringes  the
intellectual property right of any other Person and (d) the Company has not been sued for infringing any intellectual property right of another Person.

            Section 4.11  Disclosure.  Neither this  Amended  Agreement  nor any exhibit or schedule hereto nor any statement,  list or certificate  delivered to
JPAL pursuant  hereto or pursuant to any written request  therefor,  contains an untrue  statement of a material fact or omits to state a material fact necessary in order to make the statements  contained  herein and therein,  in light of the circumstances in which they were made, not misleading.

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                                    ARTICLE 5
               Covenants of JPAL, the Company, Drechsler and Appel

            Section 5.1 Pre-Closing Transactions.  Prior to Closing, the Company
shall  have  consummated  the  Private  Placement  of  up to  7,680,000  Private
Placement Interests for an aggregate of up to $8,000,000 in gross proceeds.  All
Private  Placement  Interests  will be sold at the  equivalent of  approximately
$1.04167 (the "Offering  Price") each and be contributed to JPAL in exchange for
Private  Placement  Shares on a one-for-one  basis upon Closing,  subject to the provisions of Article 9 hereof.

            In addition, the following actions shall have been taken:

            (a) Escrow  Shares.  Prior to or upon  consummation  of the Closing, certain  Shareholders  shall place thirty percent (30%) of the Public Shares (as further  described  in Section 5.2 below) into  escrow  (the  "Escrow  Shares"), pursuant to the terms of an escrow  agreement in a form reasonably  satisfactory to the Company. The Escrow Shares shall be released from escrow on the following terms: (i) one third of the Escrow Shares four (4) months from the Closing Date;
(ii) another third of the Escrow Shares eight (8) months from the Closing Date , and (iii) the  remaining  third of the Escrow Shares twelve (12) months from the
Closing Date.

            The Company  shall  inform  JPAL of the number of Private  Placement
Interests sold in the Private Placement as soon as practicable after the closing thereof,  subsequent to which JPAL and the Company shall determine the number of
Public Shares to be issued and outstanding subsequent to the Closing pursuant to
Section 5.2 below.  The Company  shall in  connection  therewith  determine  the identity of the Shareholders  whose Public Shares will be placed in escrow.  The
Company's  determination  thereof shall be made in consultation with and subject to the consent of JPAL, which consent shall not be unreasonably withheld.

            (b) Assignment of Convertible Company Notes. Prior to the closing of the  Private  Placement,  JPAL shall  assign,  convey,  transfer  and deliver to certain  Lenders (see Section 6.1 below),  and such Lenders  shall  acquire from
JPAL,  pursuant to an  assignment  and transfer  agreement in a form  reasonably satisfactory  to the Company (each such  agreement,  an "Assignment and Transfer
Agreement") to be executed by and between JPAL and each such respective  Lender, all right,  title and interest in and to certain  convertible  promissory  notes
(the "Convertible Company Notes" as further described  hereinafter) to be issued by the Company to JPAL (the "Assignment"), which Convertible Company Notes shall have the same  terms  and  provisions  as the form of note  attached  hereto  as
Exhibit B (the "Current  Company  Note"),  with the exception of the  conversion feature  described in Section 5.1(c) below, the prepayment  provisions set forth in Section 6.1(c) below and a maturity date of December 31, 2003.

            The Assignment and Transfer Agreement(s) shall provide for each such
Lender's  acquisition  and  assumption,  prior  to the  closing  of the  Private
Placement,  of all right,  title and interest in and to the Convertible  Company
Notes in  consideration  for the  cancellation of all right,  title and interest held by each such Lender in and to certain  notes (the "JPAL  Notes")  issued by
JPAL to such Lenders in consideration for the Bridge Loans (as further described in Section 6.1 hereof).  The aggregate amount and proportion  between  principal and interest of such JPAL Notes shall be identical in amount and  proportion  to the Conversion Amount (as defined in Section 5.1(c)(i) hereof).

            JPAL undertakes,  in connection herewith, to cause such Lender(s) to agree to execute the  Assignment and Transfer  Agreement(s)  within fifteen (15)
calendar days of the execution of this Amended  Agreement.  JPAL and the Company agree  and  accept  that the  contemplated  Assignment  constitutes  a  material condition  of JPAL to effect the Modified  Exchange and the Company  consents to such  Assignment,  provided,  that the  terms of such  Assignment  and  Transfer
Agreement  require each Lender to agree to the terms of this Amended  Agreement, including with specific reference the repayment terms of the Convertible Company
Notes (see Section 6.1(c) below).

            Anything to the contrary  herein  notwithstanding,  in the event the
Modified Exchange is not consummated by August 31, 2002, then the Assignment and
Transfer  Agreements  shall be null and void and all  conversions  that may have been effectuated prior to such date shall be rescinded.

            (c)  Conversion of Notes Prior to Closing.  In  connection  with the foregoing,  the parties  hereto agree that the  Convertible  Company Notes to be assigned by JPAL to the Lenders and described in the foregoing paragraph shall:

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                (i) constitute  notes for an aggregate dollar amount of $250,000
(the "Conversion  Amount"),  which Conversion  Amount shall consist of principal and accrued interest thereon in proportionate amounts;

                (ii) prior to the closing of the Private  Placement be issued by the  Company  to JPAL in return for the  cancellation  of  presently  issued and outstanding notes issued by the Company for the like amount; and

                (iii) carry a conversion  feature enabling the holder thereof to convert  such  Conversion  Amount into  Private  Placement  Interests as if such
Conversion  Amount were provided by means of a cashier's  check or wire transfer to the Company.

                Assuming  delivery  to the  Company of the  Company  Convertible
Notes for conversion  into Private  Placement  Interests in accordance  with the terms set  forth in the  subscription  agreement  attached  to the  Confidential
Private  Placement  Memorandum   governing  the  Private  Placement,   including
execution of such subscription  agreement and related  confidential  prospective purchaser  questionnaire,  the Company hereby  undertakes to accept such Company
Convertible Notes as constituting good and valid  consideration for subscription of an aggregate of 240,000 Private Placement Interests in the Private Placement;
provided,  however, that such Company Convertible Notes may only be delivered to
the  Company  for   conversion  if  the  Company  has  not  already   closed  on
subscriptions for aggregate gross proceeds of at least $4,000,000 in the Private
Placement.

            (d) Conversion of Notes  Subsequent to Closing.  Within fifteen (15)
calendar  days of the  execution  of this  Amended  Agreement,  JPAL shall issue convertible  notes in the aggregate amount of $500,000,  consisting of principal and accrued  interest thereon in  proportionate  amounts (the "JPAL  Convertible
Notes"),  to certain  Lender(s) in  consideration  for the  cancellation  of all right,  title and interest held by each such Lender in and to certain JPAL Notes for the like amount.  For a period of six (6) months following the Closing,  the
JPAL Convertible Notes may be converted,  in the sole and absolute discretion of the holders  thereof,  into an aggregate of 263,158  shares of Common Stock at a conversion  price of $1.90  per  share.  The JPAL  Convertible  Notes  (with the
Company  Convertible  Notes, the "Convertible  Notes") shall have the same terms and  provisions as the Current  Company Note attached  hereto as Exhibit B, with the exception of the conversion  feature  described in this Section 5.1(d),  the prepayment  provisions  set forth in Section 6.1(c) below and a maturity date of
December 31,  2003.  No  conversion  of any  Convertible  Notes shall in any way reduce the number of Bridge Warrants hereinafter provided for (see Section 6.1).

                Anything to the contrary  herein  notwithstanding,  in the event the Modified  Exchange is not  consummated by August 31, 2002, then the issuance of the JPAL Convertible  Notes in consideration for the cancellation of the JPAL
Notes shall be null and void.

            (e) Non-Convertible  Notes. Within fifteen (15) calendar days of the execution of this Amended Agreement,  JPAL shall issue  non-convertible notes in an  aggregate  amount equal to the amount of the Bridge Loans less the amount of the  Convertible  Notes (the  "Non-Convertible  Notes") to certain  Lender(s) in consideration for the cancellation of all right, title and interest held by each
such  Lender  in  and  to  certain   JPAL  Notes  for  the  like   amount.   The
Non-Convertible  Notes (with the  Convertible  Notes,  the "Bridge Notes") shall have the same terms and provisions as the Current  Company Note attached  hereto as Exhibit  B, with the  exception  of the  prepayment  provisions  set forth in
Section 6.1(c) below and a maturity date of December 31, 2003.

                Anything to the contrary  herein  notwithstanding,  in the event the Modified  Exchange is not  consummated by August 31, 2002, then the issuance of the  Non-Convertible  Notes in consideration for the cancellation of the JPAL
Notes shall be null and void.

            (f)  Agent  Warrants.  Contemporaneously  with  the  closing  of the
Private  Placement,  the Company may issue  warrants  (the "Agent  Warrants") to certain of its  financial  advisors (the  "Agents").  The Agent  Warrants  shall enable their  holders to purchase  membership  interests of the Company up to an aggregate of six percent (6%) of the number of Private Placement  Interests sold in the Private  Placement  at an exercise  price of one hundred and  twenty-five percent  (125%) of the Offering  Price.  The Agent  Warrants  issued shall be in addition to the cash compensation of up to six percent (6%) of the dollar amount raised in the Private Placement.

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                Upon Closing,  the Agent Warrants shall unless earlier exercised automatically  be cancelled in exchange for warrants to purchase  that number of shares of Common  Stock of JPAL (the "JPAL Agent  Warrants")  as would have been received from the Company had the Agent  Warrants been  exercised for membership interests of the Company prior to Closing.  The Company shall inform JPAL of the number of Agent Warrants  issued but not exercised as soon as practicable  after the closing of the Private Placement, subsequent to which time the Company shall accept no Agent  Warrants for exercise.  The JPAL Agent  Warrants shall have the same  terms and  features  as the Agent  Warrants  except  that they  shall vest immediately, not be callable, expire up to 5 years from date of issuance and not provide for cashless exercise.

            Section 5.2 Capitalization; No Liabilities or Debts.

            (a) JPAL shall take all necessary  actions so that there shall;  (i)
immediately prior to the Closing be issued and outstanding that number of shares of  Common  Stock  as would  represent  6.02%  of the  aggregate  capitalization presuming  effectuation of the Modified Exchange (the "Public Shares"), and (ii)
be reserved for issuance pending the  effectuation of the Modified  Exchange the aggregate  number of shares of Common Stock as shall  immediately  subsequent to
Closing  constitute the remaining 93.98% shares of Common Stock to be issued and outstanding, provided, however, that the number represented by the Public Shares shall  exclude  any  shares of Common  Stock:  (i) issued or to be issued to the
Lender(s) in connection  with the exercise of their Bridge Warrants (see Section
6.1 below);  (ii) exchanged for membership  interests of the Company having been issued  pursuant  to the  exercise of Agent  Warrants,  and (iii)  reserved  for issuance  pursuant  to the  exercise  of JPAL  Agent  Warrants  to be  issued in consideration for the cancellation of the Agent Warrants.

                Except as set forth immediately above, there shall as of Closing
be  no  other   outstanding   shares  of  capital  stock,   options,   warrants,
subscriptions, conversions or other rights, agreements or commitments obligating
JPAL to issue any  shares of its  capital  stock or any  securities  convertible into,  exchangeable  for or evidencing  the right to subscribe for any shares of its capital stock,  with the exception of the Bridge Warrants,  JPAL Convertible
Notes,  JPAL  Agent  Warrants,  shares of Common  Stock  reserved  for  issuance pursuant to exercise of the JPAL Agent Warrants,  the Private  Placement  Shares
and the Contribution Shares (collectively,  the "Securities"),  nor any options, warrants, subscriptions,  conversions or other rights, agreements or commitments relating to such Securities or the Public Shares.

            (b) JPAL shall take all necessary  actions so that immediately prior to the Closing,  except for the Bridge Loans,  there shall be no  liabilities or debts of JPAL of any kind  whatsoever,  whether accrued,  contingent,  absolute, determined, determinable or otherwise, and there shall be no existing condition, situation or set of  circumstances  which could reasonably be expected to result in such a liability or debt.

            Section  5.3  Public  Company  Status.  JPAL  shall make any and all necessary  filings so that at the  Closing  the Common  Stock  shall  still be a publicly-traded security.

            Section 5.4  Shareholder  Approval.  In  connection  with  obtaining
shareholder   approval  for  this  Amended   Agreement   and  the   transactions
contemplated  hereby, JPAL shall comply with all applicable  requirements of the
NRS and federal  securities law, including but not limited to the mailing to its
Shareholders of a written proxy statement  containing the information  specified in Schedule 14A of the Exchange Act (the "JPAL Proxy Statement"). The JPAL Proxy
Statement shall be prepared in accordance with the  requirements of the Exchange
Act and will  not at the  time it is filed  contain  an  untrue  statement  of a material fact or omit to state a material fact required to be stated  therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

            Section 5.5 Indemnification.

            (a) Each of JPAL and Howard  Appel  shall,  jointly  and  severally, indemnify,  defend and hold harmless each of the Company Members and each person who is now,  or has been at any time  prior to the date  hereof  or who  becomes prior to the Closing,  an officer or member of the Company or an employee of the
Company,  and their  respective  heirs,  legal  representatives,  successors and assigns (the "Indemnified Parties") against all losses, claims,  damages, costs, expenses (including  attorneys' fees),  liabilities or judgments or amounts that are paid in settlement of or in connection  with any threatened or actual claim,

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CUSIP No. 29669B 10 6              13D              Page 21 of 41 Pages
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action,  suit,  proceeding  or  investigation  based  in  whole or in part on or arising in whole or in part out of (i) any breach of this  Amended  Agreement by
JPAL  or  HMA  (see  below),  including  but  not  limited  to  failure  of  any representation  or warranty to be true and correct at or before the Closing,  or
(ii) any act,  omission or conduct of  Drechsler  or JPAL prior to the  Closing, whether  asserted or claimed  prior to, or at or after,  the  Closing,  or (iii)
relating to the consummation of the transactions  contemplated  herein,  and any
action  taken  in  connection   therewith   ("Indemnified   Liabilities").   Any
Indemnified Party wishing to claim  indemnification under this Section 5.5, upon learning of any such claim,  action,  suit,  proceeding or investigation,  shall notify  Howard Appel and JPAL,  but the failure so to notify shall not relieve a party from any liability that it may have under this Section 5.5,  except to the extent such failure materially prejudices such party.

            (b) All  rights to  indemnification  under  this  Section  5.5 shall survive the  consummation  of the Modified  Exchange and the termination of this
Amended Agreement. The provisions of this Section 5.5 are intended to be for the benefit of, and shall be enforceable by, each Indemnified  Party, and his or her heirs and  representatives.  No party shall enter into any settlement  regarding the foregoing without prior approval of the Indemnified Party.

            Section 5.6  Drechsler  Release.  At the  Closing,  Drechsler  shall deliver to the  Company  an  executed  copy of the  Release  attached  hereto as
Exhibit C.

            Section 5.7 Conduct of Business of JPAL.  Except as  contemplated by this  Amended  Agreement,  during the period  commencing  on the date hereof and ending as of the Closing Date or the termination of this Amended Agreement, JPAL shall not conduct any business  activities  whatsoever without the prior written consent of the Company.

                                    ARTICLE 6
                            Covenants of HMA and JPAL

            Section 6.1 Bridge Financings.  (a) HMA Advisors, Inc. ("HMA") shall have loaned or arranged for an aggregate of $2,525,000 of bridge financings (the
"Bridge  Loans") for the Company,  and in  connection  therewith  HMA and/or the bridge  investors  (collectively,  the  "Lenders")  shall receive  warrants (the
"Bridge  Warrants")  to purchase  750,000  shares of Common Stock at an exercise price of $1.90 per share, subject to decrease as determined in the discretion of board of directors of JPAL as constituted  subsequent to the Closing. The Bridge
Warrants shall be immediately exercisable and expire two (2) years from the date of the Closing.  JPAL shall be able to call the Bridge Warrants,  provided:  (i)
that the shares of Common Stock shall have traded for an average  closing market price of $1.50 above the prevailing  exercise price for a period of no less than fifteen (15) business days (the "Period"); (ii) that the SEC shall have declared effective the registration  statement under the Securities Act (the "Statement,"
as further  described  in Section  7.1  below)  pursuant  to which the shares of
Common Stock underlying such Bridge Warrants shall have been registered prior to the commencement of such period,  and (iii) that the average daily volume of the
Common Stock traded during the Period shall have been no less than 100,000.

            (b) No fees or commissions  shall be payable in connection  with any of the above-mentioned bridge financings.

            (c) Subject to Closing,  JPAL  undertakes to prepay the Bridge Loans
(including  all loans  evidenced by Bridge  Notes),  excluding  any Bridge Loans converted into Private Placement Interests or shares of Common Stock as provided for in Sections 5.1(c) and 5.1(d) hereof, respectively, in the following manner:

                (i) at Closing, principal plus a proportionate amount of accrued interest  equal to 15% of all  cash  amounts  raised  in the  Private  Placement between  $4,000,000 and  $6,250,000,  provided,  however,  that if $6,250,000 or greater is raised,  then such  prepayment  amount  shall equal an  aggregate  of
$500,000.

                (ii) 15 days  following  each of the four  calendar  quarters in
2003,  principal  plus a  proportionate  amount  of  accrued  interest  equal to
$100,000.

                (iii) 50% of the proceeds  received by JPAL from the exercise of any Bridge Warrants, within 15 days of receipt by JPAL.

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CUSIP No. 29669B 10 6              13D              Page 22 of 41 Pages
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                (iv) For any proceeds raised by issuance of securities that were deemed equity at time of issuance:

                    A. In the year 2002.  15% of the net proceeds  received from the sale of such equity  above  $10,000,000  (including  proceeds  raised in the
Private  Placement)  shall become  immediately due and payable within 15 days of receipt thereof by JPAL, subject to a maximum of up to $700,000; and

                    B. In the year 2003.  20% of the net proceeds  received from the sale of any such equity shall become  immediately  due and payable within 15 days of receipt  thereof by JPAL,  subject to a maximum of  $700,000,  provided, that in the event the  aggregate  principal  amount  of Bridge  Loans  remaining outstanding at the time such equity is raised shall exceed $1,000,000,  then the maximum  amount due and payable  within fifteen days of receipt by JPAL shall be
$900,000.

            Anything to the contrary in Section 6.1(c)(iv)  notwithstanding,  if at any time during either 2002 or 2003 the equity raised from unrelated sales is
$1,000,000 or less and the  investor(s)  in each such  unrelated sale objects to the repayment of the Bridge Loans,  then no such  repayment  shall be made.  For purposes of  calculating  the proceeds  received and amounts raised set forth in this Section 6.1(c)(iv):  (A) any non-cash investment, or (B) any amounts raised from strategic  investors that are either (1) earmarked for specific use, or (2)
received in connection  with actual or anticipated  other  relationship(s)  with such  investor(s)  that  exist(s)  or may  exist,  shall not be  counted in such calculation.

                (v) within 45 days  following the end of each  calendar  quarter
(except 90 days with respect to the last quarter in a year) beginning on October
1, 2002,  35% of any Excess Cash  greater  than  $2,000,000,  up to a maximum of
$200,000  (in  addition  to amounts  received  under  clause  (ii) above) in any quarter, where "Excess Cash" means any cash on the books of JPAL at the end of a quarter that is not  restricted  by an agreement or covenant  providing for such restriction minus any equity and/or debt raised during such quarter.

            For  purposes of this  Section  6.1(c),  in no event may the amounts paid be greater than the amounts owed to the Bridge Note  holders.  In addition;
(i) all  payments  to be made  under this  Section  6.1(c)  are  subordinate  to obligations to financing  sources,  and may be subject to restrictive  covenants imposed by either trade or secured creditors,  and (ii) the holders of the notes representing  the  Bridge  Loans  have  agreed  not to take  any  action  on the prepayment  obligations  until any such restrictive  covenants are eliminated or terminated.  To the extent that a cash  payment is not made when due, all unpaid amounts not paid at maturity shall earn interest at a rate of 12% per annum.

                                    ARTICLE 7
                Covenants of the Company and the Company Members

            Section 7.1 Registration Statement.  Promptly following the Closing, the Company  Members  shall cause JPAL to file the  Statement,  which  Statement shall cover the resale of; (a) up to one hundred  percent  (100%) of the Private
Placement Shares; (b) all shares of Common Stock underlying the Bridge Warrants;
(c) all shares of Common Stock  underlying the JPAL Agent Warrants,  if any; (d)
all shares reserved for issuance  pursuant to conversion of the JPAL Convertible
Notes, and (e) twenty-five percent (25%) of the Contribution Shares.  Holders of all  Private  Placement  Shares not  included  in the  Statement  shall be given piggy-back registration rights applicable to all such shares with respect to any registration  statement on an appropriate  form that JPAL may file subsequent to the filing of the Statement.

            Section 7.2 Restrictions on Trading.  Notwithstanding the provisions of Section 7.1 above, the twenty-five  percent (25%) of the Contribution  Shares being  registered  above may be sold only to the extent of such number of shares
(in the  aggregate)  that is equal to 10% of the  average  weekly  volume of the
Common  Stock  during  the  preceding  four  weeks,  on  a  rolling  basis.  Any
Contribution  Shares that become  available  for sale  pursuant  hereto shall be released  from  these  restrictions  on a  pro  rata  basis.  In  addition,  the
Shareholders  referenced in Section  5.1(a)  hereinabove  shall execute  letters whereby  they agree that the Escrow  Shares  shall not be sold  during the terms provided in such  Section,  and shall include a statement  representing  to JPAL that no  shares of Common  Stock  will be sold  short  for  twelve  (12)  months following the Closing Date.

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            Section 7.3 Financial Statements. The Company shall deliver to JPAL, as soon as they become  available  but in no event  later than 30 business  days after the date hereof,  copies of the Company's audited financial  statements as of and for the fiscal year ended  December  31,  2001,  certified  by Deloitte &
Touche LLP (the "Company Financial Statements").

                                    ARTICLE 8
                            Covenants of the Parties

            The parties hereto agree that:

            Section  8.1  Reasonable  Best  Efforts.  Subject  to the  terms and conditions of this Amended  Agreement,  each party will use its reasonable  best efforts to take,  or cause to be taken,  all  actions  and to do, or cause to be done,  all things  necessary,  proper or  advisable  under  applicable  laws and
regulations  to  consummate  the  transactions   contemplated  by  this  Amended
Agreement.

            Section  8.2  Filings;  Other  Action.  Subject  to  the  terms  and conditions  herein provided,  the Company and JPAL shall promptly use reasonable best  efforts to  cooperate  with one  another in (a)  determining  whether  any filings are required to be made with, or consents,  permits,  authorizations  or approvals are required to be obtained from,  any third party,  the United States government or any agencies,  departments or  instrumentalities  thereof or other governmental or regulatory  bodies or authorities of federal,  state,  local and foreign  jurisdictions  in  connection  with the  execution and delivery of this
Amended Agreement and the consummation of the transactions  contemplated  hereby and (b) timely  making all such  filings and timely  seeking all such  consents, permits, authorizations or approvals, and (c) taking or causing to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby.

            Section 8.3 Public Announcements. The Company and JPAL shall consult with each other before issuing any press release or making any public  statement with respect to this Amended Agreement or the transactions  contemplated  hereby and will not issue any such  press  release  or make any such  public  statement prior to such consultation and without the written consent of the other party.

            Section  8.4  Notices of Certain  Events.  In  addition to any other notice required to be given by the terms of this Amended Agreement,  each of the parties shall promptly notify the other party hereto of:

            (a) any notice or other  communication from any Person alleging that the consent of such Person is or may be required in  connection  with any of the transactions contemplated by this Amended Agreement;

            (b) any  notice  or other  communication  from any  governmental  or regulatory agency or authority in connection with the transactions  contemplated by this Amended Agreement; and

            (c)  any  actions,  suits,  claims,  investigations  or  proceedings commenced or, to its knowledge  threatened against,  relating to or involving or otherwise  affecting  such party  that,  if pending on the date of this  Amended
Agreement, would have been required to have been disclosed pursuant to Section 3 and  Section 4 (as the case may be) or that  relate to the  consummation  of the transactions contemplated by this Amended Agreement.

            Section 8.5 Access to Information; Confidentiality.

            (a)  Following   the  date  hereof,   until   consummation   of  all
transactions contemplated hereby, the Company, on the one hand, and JPAL, on the other, will give to the other party, its counsel,  financial advisers,  auditors
and  other  authorized   representatives   reasonable  access  to  the  offices,
properties,  books and records of such party, furnish to the other party and its representatives  such financial and other data and information as such party and its  representatives  may reasonably  request and instruct its own employees and
representatives   (including,   without   limitation,   insurance   agents   and
underwriters)  to  cooperate  with the other  party in its  investigations.  Any investigation  pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other parties.
No  investigation  pursuant to this Section shall affect any  representation  or warranty made by any party hereunder.

                                       16

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            (b) All  information  obtained by the Company or JPAL in  connection with the transactions  contemplated  hereby shall be kept  confidential and will not be used for any purpose  unrelated to the  consummation of the  transactions contemplated  by this  Amended  Agreement.  Should the Closing not occur for any reason,  all such  information  and copies thereof shall promptly be returned to each respective party.

                                    ARTICLE 9
                              Conditions Precedent

            Section 9.1 Conditions of Obligations  of the Company  Members.  The
obligations of the Company  Members to effect the Modified  Exchange are subject to the  satisfaction  of the  following  conditions,  any or all of which may be waived in whole or in part by the Company Members:

            (a) Representations and Warranties.  Each of the representations and warranties of JPAL set forth in this Amended Agreement shall be true and correct in all material respects as of the date of this Amended Agreement and (except to the extent such  representations  and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing  Date,  except where the failure to be so true and correct would not have a Material  Adverse  Effect on JPAL.

            (b) Performance of Obligations of JPAL. JPAL shall have performed in all material respects all obligations  required to be performed by it under this
Amended Agreement at or prior to the Closing.

            (c) Secretary's Certificate.  The Secretary of JPAL shall deliver to the Company at the Closing a certificate  certifying:  (i) that attached thereto is a true and complete  copy of its  Articles of  Incorporation  (including  all amendments thereto) as in effect at the Closing; (ii) that attached thereto is a true and complete  copy of its By-laws as in effect at the  Closing;  (iii) that attached  thereto is a true and complete copy of all resolutions duly adopted by its Board of Directors (x) authorizing  the execution,  delivery and performance of this Amended Agreement,  (y) authorizing the consummation of the transactions contemplated hereby and (z) directing the submission of the Modified Exchange to a vote of the  Shareholders,  and that such resolutions have not been amended or modified and are in full force and effect;  and (iv) that attached  thereto is a true and  complete  copy of (x) the  Certificate  of the  Inspector of Elections appointed to serve as such at the Meeting of Shareholders called to vote on this
Amended  Agreement  attesting to validity of  inspected  proxies and presence of sufficient number thereof to constitute  quorum thereat,  and (y) the Minutes of the Meeting of  Shareholders  attesting to the vote at such Meeting  executed by
Drechsler and a Secretary whom JPAL shall duly have appointed.

            (d) Legal Opinion. The Company shall have received an opinion, dated the Closing Date, of Gersten, Savage,  Kaplowitz, Wolf & Marcus, LLP, counsel to
JPAL, in the form attached hereto as Exhibit D.

            (e) Good Standing Certificate. JPAL shall have furnished the Company with good standing and existence  certificates  for JPAL in its  jurisdiction of incorporation and other jurisdictions as the Company shall reasonably request.

            (f)  Certified  List of  Record  Holders.  The  Company  shall  have received a certified list from JPAL's transfer agent of the holders of record of
JPAL's Common Stock as of the Closing Date.

            (g)  Shareholders'  Vote.  JPAL shall have  delivered to the Company evidence  satisfactory  to the  Company  that  a  majority  of the  Shareholders approved the  transactions  contemplated  hereby in accordance  with  applicable state and federal securities laws at the Meeting.

            (h) Due  Diligence.  JPAL  shall  have  delivered  to the  Company's counsel all due diligence  materials requested by the Company and the Company is satisfied with the results of its review thereof.

            (i)  Bridge  Notes.  All  Bridge  Notes  shall  have been  exchanged pursuant to Sections 5.1(b), (d) and (e) above.

            (j)  Private  Placement.  The  Company  shall have  consummated  the
Private Placement with no less than $6,500,000 in gross proceeds.

                                       17

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            Section 9.2 Conditions of  Obligations  of JPAL. The  obligations of
JPAL to effect the  Modified  Exchange  are subject to the  satisfaction  of the following  conditions,  any or all of which may be waived in whole or in part by
JPAL:

            (a) Representations and Warranties.  Each of the representations and warranties of the Company set forth in this Amended  Agreement shall be true and correct in all material  respects as of the date of this Amended  Agreement  and
(except to the extent such representations and warranties speak as of an earlier date) as of the  Closing  Date as  though  made on and as of the  Closing  Date, except  where the  failure to be so true and  correct  would not have a Material
Adverse Effect on the Company.

            (b)  Performance of  Obligations  of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Amended Agreement at or prior to the Closing Date.

            (c) Officer's  Certificate.  An officer of the Company shall deliver to JPAL at the Closing a certificate certifying:  (i) that attached thereto is a true and complete copy of the Company's  Certificate of Formation (including all amendments thereto) as in effect at the Closing; (ii) that attached thereto is a true and complete copy of the Operating Agreement of the Company, and (iii) that attached  thereto is a true and complete copy of all resolutions duly adopted by the Board of Managers of the Company (x) authorizing the execution, delivery and performance of this Amended  Agreement,  (y) authorizing the consummation of the transactions  contemplated  hereby  and  (z)  directing  the  submission  of the
Modified  Exchange to a vote, and that such resolutions have not been amended or modified and are in full force and effect.

            (d) Legal Opinions.  JPAL shall have received an opinion,  dated the
Closing Date, of (i) Olshan Grundman Frome  Rosenzweig & Wolosky LLP in the form attached  hereto as Exhibit E and (ii) the  Company's  patent  counsel in a form reasonably satisfactory to JPAL.

            (e)  The  Assignment.  The  Company  shall  have  consented  to  the
Assignment as described in Section 5.1(b) hereof.

                                   ARTICLE 10
                                   Termination

            Section 10.1  Termination.  This Amended Agreement may be terminated and the Modified Exchange may be abandoned at any time prior to the Closing:

            (a) by mutual written consent of the parties hereto;

            (b) by either  the  Company  or JPAL if the  Closing  shall not have occurred on or before  August 31, 2002,  which date may be extended for up to 30 days in the  discretion  of the Company  (unless the failure to  consummate  the transactions  by such date  shall be due to the  action or failure to act of the party seeking to terminate this Amended Agreement);

            (c) by the  Company if (i) JPAL  shall have  failed to comply in any material  respect  with any of the  covenants  or  agreements  contained in this
Amended  Agreement  to be  complied  with or  performed  by  JPAL;  or (ii)  any representations and warranties of JPAL contained in this Amended Agreement shall not have been true when made or on and as of the Closing  Date as if made on and as of Closing  Date  (except to the  extent it  relates to a  particular  date), except  where the  failure to be so true and  correct  would not have a Material
Adverse Effect on JPAL; or

            (d) by JPAL if (i) the  Company  shall have  failed to comply in any material  respect  with any of the  covenants  or  agreements  contained in this
Amended  Agreement  to be  complied  with or  performed  by  them;  or (ii)  any representations  and  warranties  of  the  Company  contained  in  this  Amended
Agreement shall not have been true when made or on and as of the Closing Date as if made on and as of the  Closing  Date  (except  to the  extent it relates to a particular  date),  except where the failure to be so true and correct would not have a Material Adverse Effect on the Company.

                                       18

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            Section 10.2 Effect of Termination.  In the event of the termination of this Amended Agreement  pursuant to Section 10.1, all further  obligations of the parties  under this Amended  Agreement,  other than the  provisions  of this
Section   10.2,    Section   11.4   (fees   and   expenses),    Section   8.5(b)
(confidentiality),   Section   8.3  (public   announcements)   and  Section  5.5
(indemnification),  shall forthwith be terminated  without any further liability of any party to the other parties.  Nothing contained in this Section 10.2 shall relieve any party from liability for any breach of this Amended Agreement.

                                   ARTICLE 11
                                  Miscellaneous

            Section 11.1 Notices. All notices, requests and other communications to any party  hereunder  shall be in writing  and either  delivered  personally, telecopied or sent by certified or registered mail, postage prepaid,

            if to the Company, to:

            Essential Reality, LLC
            49 West 27th Street
            New York, New York 10001
            Fax: (212) 244-9550
            Attention: General Counsel

            with a copy to (which shall not constitute notice):

            Olshan Grundman Frome Rosenzweig & Wolosky LLP
            505 Park Avenue
            New York, New York 10022
            Fax: (212) 755-1467
            Attention: Steven Wolosky, Esq.

            if to JPAL, to:

            JPAL, Inc.
            17620 Oak Street
            FountainValley, California  92708
            Fax: (949) 660-9010
            Attention: Frank Drechsler

            with a copy to (which shall not constitute notice):

            Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP
            101 East 52nd Street
            New York, New York 10022
            Fax: (212) 980-5192
            Attention: Arthur S. Marcus, Esq.

            if to Howard Appel, to:

            HMA Advisors, Inc.
            One Belmont Avenue, Suite 417
            Bala Cynwyd, PA 19004
            Fax: (610) 660-5905
            Attention: Howard Appel

                                       19

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            with a copy to (which shall not constitute notice):

            Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP
            101 East 52nd Street
            New York, New York 10022
            Fax: (212) 980-5192
            Attention: Arthur S. Marcus, Esq.

or such other address or fax number as such party may hereafter  specify for the purpose by notice to the other parties  hereto.  All such notices,  requests and other communications shall be deemed received on the date delivered  personally, telecopied  or, if  mailed,  five  business  days  after the date of  mailing if received  prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt.  Otherwise,  any such notice,  request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

            Section 11.2 Survival of Representations  and Warranties.  Except as
set forth in Section  5.5(b)  above,  the  representations  and  warranties  and agreements  contained  herein and in any certificate or other writing  delivered pursuant hereto shall not survive the Closing.

            Section 11.3 Amendments; No Waivers.

            (a)  Any  provision  of  this  Amended  Agreement  with  respect  to transactions other than the Modified Exchange contemplated hereby may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the  case of an  amendment,  by the  Company  and  JPAL;  or in the case of a waiver, by the party against whom the waiver is to be effective.

            (b) No failure or delay by any party in exercising any right,  power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial  exercise  thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided  shall be  cumulative  and not  exclusive  of any  rights  or  remedies provided by law.

            Section 11.4 Fees and Expenses.  Except for all transfer taxes which shall be paid by JPAL, all costs and expenses  incurred in connection  with this
Amended Agreement shall be paid by the party incurring such cost or expense.

            Section 11.5 Successors and Assigns.  The provisions of this Amended
Agreement  shall be binding upon and inure to the benefit of the parties  hereto and their respective successors and assigns;  provided that no party may assign, delegate  or  otherwise  transfer  any of its rights or  obligations  under this
Amended Agreement  without the consent of each other party hereto,  but any such transfer or assignment will not relieve the appropriate party of its obligations hereunder.

            Section 11.6 Governing Law. This Amended Agreement shall be governed by and construed in accordance  with the laws of the State of New York,  without giving effect to the principles of conflicts of law thereof.

            Section 11.7 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with,  this Amended  Agreement or the  transactions  contemplated  hereby may be brought in any federal or state court  located in the City of New York,  Borough of Manhattan,  and each of the parties hereby  consents to the  jurisdiction  of such courts (and of the  appropriate  appellate  courts  therefrom)  in any such suit,  action or  proceeding  and  irrevocably  waives,  to the  fullest  extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit,  action or  proceeding  in any such court or that any such suit,  action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world,  whether within or without the jurisdiction  of any such court.  Without  limiting  the  foregoing,  each party agrees that  service of process on such party as provided in Section  11.1 shall be deemed effective service of process on such party.

                                       20

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CUSIP No. 29669B 10 6              13D              Page 28 of 41 Pages
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            Section 11.8 Counterparts; Effectiveness. This Amended Agreement may
be signed in any number of  counterparts,  each of which  shall be an  original, with the same effect as if the signatures  thereto and hereto were upon the same instrument. This Amended Agreement shall become effective when each party hereto shall  have  received  counterparts  hereof  signed by all of the other  parties hereto.  No provision  of this Amended  Agreement is intended to confer upon any
Person other than the parties hereto any rights or remedies hereunder.

            Section  11.9  Entire  Agreement.  This  Amended  Agreement  and the
Exhibits and  Schedules  hereto  constitutes  the entire  agreement  between the parties  with  respect  to the  subject  matter of this  Amended  Agreement  and supersedes  all prior  agreements  and  understandings,  both oral and  written, between the parties with respect to the subject matter hereof.  Neither JPAL nor the Company makes any representations or warranties, except as set forth in this
Amended Agreement.

            Section  11.10  Captions.  The  captions  herein  are  included  for convenience  of  reference  only and shall be  ignored  in the  construction  or interpretation hereof.

            Section  11.11  Severability.  If any term,  provision,  covenant or restriction  of  this  Amended  Agreement  is  held  by  a  court  of  competent jurisdiction  or other  authority  to be  invalid,  void or  unenforceable,  the remainder of the terms,  provisions,  covenants and restrictions of this Amended
Agreement shall remain in full force and effect and shall in no way be affected, impaired  or  invalidated  so long as the  economic  or legal  substance  of the transactions  contemplated  hereby  is not  affected  in any  manner  materially adverse to any parties.  Upon such a determination,  the parties shall negotiate in good faith to modify  this  Amended  Agreement  so as to effect the  original intent of the parties as closely as possible  in an  acceptable  manner in order
that  the  transactions   contemplated   hereby  be  consummated  as  originally
contemplated to the fullest extent possible.

            Section 11.12  Specific  Performance.  The parties hereto agree that irreparable  damage  would  occur in the event  any  provision  of this  Amended
Agreement  was not  performed in  accordance  with the terms hereof and that the parties  shall be  entitled  to  specific  performance  of the  terms  hereof in addition to any other remedy to which they are entitled at law or in equity.

            Section 11.13 Definition and Usage.

            For purposes of this Amended Agreement:

                        "Affiliate" means, with respect to any Person, any other
Person, or indirectly controlling, controlled by, or under common control with such Person.

                        "knowledge"  of any  Person  which is not an  individual
means the knowledge of such person's officers after reasonable inquiry.

                        "Lien" means, with respect to any property or asset, any
mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

                        "Material  Adverse  Effect"  means any  effect or change
that is or would be materially adverse to the business, operations, assets, prospects,  condition  (financial  or  otherwise) or results of operations of an entity and any of its subsidiaries, taken as a whole.

                        "Person" means an individual, corporation,  partnership,
limited liability company,  association,  trust or other entity or organization, including a government or political  subdivision or an agency or instrumentality thereof.

                        "subsidiary"  means,  with  respect to any  Person,  any
entity of which  securities or other ownership  interests having ordinary voting power to elect a majority of the board of directors or other persons  performing similar functions are at any time directly or indirectly owned by such Person.

                        "taxes" means any and all federal, state, local, foreign

                                       21

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CUSIP No. 29669B 10 6              13D              Page 29 of 41 Pages
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or other  taxes  of any kind  (together  with any and all  interest,  penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority,  including,  without limitation, taxes or other charges on or with  respect  to  income,  franchises,  windfall  or  other  profits,  gross receipts,  sales,  use,  capital stock,  payroll,  employment,  social security, workers'  compensation,  unemployment  compensation,  or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added.

            A reference  in this Amended  Agreement  to any statute  shall be to such  statute as  amended  from time to time,  and to the rules and  regulations promulgated thereunder.

                            [SIGNATURE PAGE FOLLOWS]

                                       22

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            IN WITNESS  WHEREOF,  each of the following  individuals  has caused this Amended  Agreement to be signed,  and each party that is not an  individual has  caused  this  Amended  Agreement  to be  duly  executed  under  seal by its respective authorized officer, all as of the day and year first above written.

                                            JPAL, INC.

____________________________________        By:_________________________________
            Martin Abrams                   Name:  Frank Drechsler
            An individual                   Title: President

                                            LCG CAPITAL GROUP, LLC

____________________________________        By: ________________________________
            John Gentile                    Name:  Michael Alpert
            An individual                   Title: President of Winchester Capital
                                                   Group, LLC, its Managing Member

                                            ESSENTIAL REALITY, LLC

____________________________________        By: ________________________________
            Anthony Gentile                 Name:____________________________
            An individual                   Title:____________________________

FOR PURPOSES OF SECTION 5.5 ONLY:           FOR PURPOSES OF SECTION 5.6 ONLY:

--------------------------------------      --------------------------------------
            Howard Appel                           Frank Drechsler
            An individual                          An individual

FOR PURPOSES OF ARTICLE 6 ONLY:

HMA ADVISORS, INC.

By: ___________________________________
      Name:  Howard Appel
      Title: President

                                       23

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                                                                    Schedule 1.1

                              MEMBERSHIP INTERESTS

Name of Member                 Percentage Interest        Membership Interests
--------------                 -------------------        --------------------

LCG Capital Group, LLC         50.0%                      4,800,000
Martin Abrams                  25.005%                    2,400,480
John Gentile                   12.4975%                   1,199,760
Anthony Gentile                12.4975%                   1,199,760

            Notwithstanding  anything to the contrary  contained in this Amended
Agreement, the following transfers of securities shall be permitted:

            (a) prior to the Closing,  the Company Members may transfer all or a portion of their  Membership  Interests to  affiliated  entities  and/or  family members,  and such  Persons  shall  then be deemed  to be  Company  Members  for purposes of this Amended Agreement; and

            (b) prior to or following the Closing,  LCG Capital  Group,  LLC may transfer  all or a portion of its  Contribution  Shares pro rata to its members, based on such members' ownership percentage in LCG Capital Group, LLC.

                                       24

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                                    EXHIBIT 2

                                VOTING AGREEMENT

            VOTING  AGREEMENT (the  "Agreement"),  dated as of June 20, 2002, by and among Essential  Reality,  LLC, a Delaware limited liability company ("ER"),
LCG Capital Group, LLC ("LCG"), and Martin Abrams, John Gentile, Anthony Gentile
and MSH  Entertainment  Corporation  (collectively,  the "AGE  Stockholders" and together with LCG, the "Stockholders").

                                    RECITALS

            WHEREAS,  the  Stockholders  currently  own  all of the  outstanding membership  interests  of ER (the "ER  Interests")  as set forth on  Schedule  I attached hereto.

            WHEREAS, ER has entered into an Amended Contribution Agreement dated as of April 24, 2002 with JPAL,  Inc.,  a Nevada  corporation  ("JPAL")  and the other signatories thereto (the "Contribution Agreement"),  pursuant to which the
Stockholders  will contribute all of their ER Interests to JPAL (the "Exchange")
in  exchange  for the same  number of shares of JPAL's  common  stock (the "JPAL
Stock").

            WHEREAS,  in  connection  with  the  election  of  JPAL's  board  of directors,  the  Stockholders  have agreed to vote their shares of JPAL Stock as set forth herein.

            NOW, THEREFORE for valuable  consideration,  including the execution and delivery of the Contribution Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                                    AGREEMENT

            1. Board of Directors.  Each of the  Stockholders  acknowledges  and agrees that  effective  immediately  prior to the closing of the  Exchange  (the
"Closing"),  the Board of Managers of ER shall consist of Humbert  Powell,  III,
Brian Jedwab,  Marc Fries, John Gentile and Anthony Gentile  (collectively,  the
"ER Board"). Pursuant to Section 2.3 of the Contribution Agreement, effective as of the  Closing,  the  members of the ER Board  shall  become the members of the
Board of Directors of JPAL.

            2. Voting of Shares and Proxy.

            (a) Voting of Shares.  At every meeting of the  stockholders of JPAL
(or a successor  corporation) (the "Company")  called,  and at every adjournment thereof,  and on every action or approval by written consent of the stockholders of the Company, with respect to the items listed in Section 2(c) below, (i) each
AGE  Stockholder  shall vote (or cause to be voted)  the  Shares (as  defined in
Section 2(b) below) owned by such Stockholder in the same manner as voted by LCG and (ii) as long as John Gentile and Anthony Gentile are nominated as members of the Company's  Board of Directors (the "Board"),  LCG shall vote (or cause to be voted)  the  Shares  owned by LCG in favor of John  Gentile  and  Anthony  being elected to the Board.

            (b)  "Shares"   shall  mean:  (i)  all  securities  of  the  Company
(including  shares of JPAL Stock and all  options,  warrants and other rights to acquire other  securities of the Company) to be owned by each  Stockholder  upon

-----------------------                                -------------------------
CUSIP No. 29669B 10 6                  13D                Page 33 of 41 Pages
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consummation of the Exchange;  and (ii) all additional securities of the Company of which each Stockholder  acquires ownership during the period from the date of this Agreement  through the termination of this  Agreement.  In the event of any change in JPAL Stock by reason of any stock  dividend,  distribution,  split-up, recapitalization, combination, exchange of shares or the like, the term "Shares"
shall be deemed to refer to and  include  the  Shares as well as all such  stock dividends and  distributions  and any securities  into which or for which any or all of the  Shares may be changed or  exchanged  or which are  received  in such transaction.

            (c) Listed Items.  The voting rights set forth in Section 2(a) above shall  relate to the  following  actions:  (i) the  election  and/or  removal of directors  of the  Company,  (ii) the  increase  or  decrease of the size of the
Board,  (iii) the sale or other  disposition of all or substantially  all of the assets of the Company,  (iv) the merger,  consolidation  or  combination  of the
Company  with any other  entity or the  taking of any  action  which  would have substantially  the  same  result,  (v) the  dissolution  or  liquidation  of the
Company, (vi) any change in capitalization of the Company, or (vii) the creation of stock  option  or  similar  plans or the  increase  in the  number  of shares underlying  such plans;  provided,  however,  that with respect to clauses (iii)
through  (vii) above,  LCG shall only  receive such voting  rights to the extent that the contemplated  action is on terms that are no more favorable to LCG than to the AGE Stockholders, based solely on their respective ownership interests in the Company.

            (d) Proxy.  Concurrently with the execution of this Agreement,  each
AGE Stockholder  agrees to deliver to LCG a proxy in the form attached hereto as
Exhibit A (the  "Proxy"),  which  shall be  irrevocable  to the  fullest  extent permissible by law but subject to termination as stated herein,  with respect to the Shares owned by such Stockholder.

            3.  Representations  and  Warranties;  Additional  Covenants  of the
Stockholders.  Each Stockholder hereby represents, warrants and covenants to the other parties hereto as follows:

            (a)  Authorization.  Such Stockholder has the power and authority to enter  into this  Agreement  and to carry  out its  obligations  hereunder.  The
execution  and  delivery  of  this  Agreement  and  the   consummation   of  the
transactions  contemplated  hereby by such Stockholder has been duly and validly authorized  by such  Stockholder  and no other  proceedings  on the part of such
Stockholder  is  necessary  to  authorize  the  execution  and  delivery of this
Agreement or the performance by such  Stockholder of its obligations  hereunder.
This  Agreement  has been  duly  and  validly  executed  and  delivered  by such
Stockholder  and  constitutes  the legal,  valid and binding  obligation of such
Stockholder, enforceable against such Stockholder in accordance with its terms.

            (b) No Conflict.  The  execution,  delivery and  performance of this
Agreement and the consummation of the transactions  contemplated hereby will not
(i) conflict with or result in any breach of any provision of the certificate of incorporation,  bylaws or  similar  organizational  documents,  if any,  of such
Stockholder,  or (ii) result in a violation or breach of, or constitute (with or without  due  notice  or lapse of time or both) a  default  (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage,  indenture,  lease, license,  contract,  agreement or other  instrument  or obligation to which such
Stockholder is a party or by which any of its properties or assets including the

                                       2

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CUSIP No. 29669B 10 6                  13D                Page 34 of 41 Pages
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Shares may be bound,  or (iii)  violate  any order,  writ,  injunction,  decree,
judgment,   permit,  license,   ordinance,  law,  statute,  rule  or  regulation
applicable to such  Stockholder or any of its properties or assets including the
Shares.

            (c) Title to ER Interests.  Such  Stockholder  is the registered and beneficial  owner of its ER  Interests  (and will be with  respect to the shares
JPAL  Stock  it  receives  in the  Exchange)  free  and  clear  of any  lien  or encumbrance, proxy or voting restriction other than pursuant to this Agreement.

            (d) Certain  Actions.  Prior to the  termination of this  Agreement, such  Stockholder  agrees not to, directly or indirectly,  take any other action that would make any  representation  or warranty of such  Stockholder  contained herein untrue or incorrect.

            (e) Ownership.  Nothing  contained in this Agreement shall be deemed to vest in LCG any direct or indirect  ownership or incidence of ownership of or with  respect  to any of the  AGE  Stockholders'  Shares.  Except  as  otherwise provided herein, all rights,  ownership and economic benefits of and relating to the AGE  Stockholders'  Shares shall remain and belong to the AGE  Stockholders, and LCG shall not have any power or authority to direct the AGE  Stockholders in the voting of any of the AGE Stockholders'  Shares, except as otherwise provided herein.

            4. General Provisions.

            (a)  Notices.  All  notices and other  communications  given or made pursuant this Agreement shall be in writing and shall be deemed given,  (i) five business  days  following  sending by  registered  or  certified  mail,  postage prepaid,  (ii)  when  sent if sent by  facsimile;  provided,  however,  that the facsimile is promptly confirmed by telephone  confirmation  thereof,  (iii) when delivered,  if  delivered  personally  to the intended  recipient,  and (iv) one business  day  following  sending by overnight  delivery via a national  courier service,  and in each case,  addressed to a party at the  following  address for such party (or at such other  addresses as shall be specified by notice given in accordance with this Section 4):

if to a Stockholder:

            to the address listed opposite such Stockholder's name on Schedule I attached hereto;

if to JPAL:

            c/o Essential Reality
            49 West 27th Street
            New York, NY 10001
            Attention:  General Counsel
            Facsimile No.:  (212) 244-9550

                                       3

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CUSIP No. 29669B 10 6                  13D                Page 35 of 41 Pages
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with a copy to:

            Olshan Grundman Frome Rosenzweig & Wolosky LLP
            505 Park Avenue
            New York, NY 10022
            Attention:  Steven Wolosky, Esq.
            Facsimile No.:  (212) 755-1467

            (b)  Descriptive  Headings.  The  descriptive  headings  herein  are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

            (c)  Severability.  The provisions of this Agreement shall be deemed severable and the  invalidity  or  unenforceability  of any provision  shall not affect the validity or  enforceability  of the other provisions  hereof.  If any provision  of this  Agreement,  or the  application  hereof to any person or any circumstance,  is  invalid  or  unenforceable,  (i)  a  suitable  and  equitable provision shall be substituted  therefor in order to carry out, so far as may be valid and  enforceable,  the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this  Agreement and the  application of such provision  to other  persons  or  circumstances  shall not be  affected  by such invalidity or  unenforceability,  nor shall such invalidity or  unenforceability affect the validity or  enforceability  of such  provision,  or the  application hereof, in any other jurisdiction.

            (d) Entire  Agreement;  Amendment;  Waiver.  This  Agreement and the
Proxy  constitute  the entire  agreement of the parties and  supersede all prior agreements and undertakings,  both written and oral, between the parties, or any of them,  with respect to the subject matter  hereof.  This Agreement may not be amended or modified  except in an instrument in writing  signed by, or on behalf of, the  parties  hereto.  No failure  or delay by any party in  exercising  any right, power or privilege  hereunder shall operate as a waiver hereof, nor shall any single or partial  exercise  hereof  preclude any other or further  exercise hereof or the exercise of any other right, power or privilege.

            (e)  Assignment.  This  Agreement and all of the  provisions  hereof shall be binding  upon and inure to the benefit of the parties  hereto and their
respective  successors  and  assigns;  provided,   however,  that  neither  this
Agreement nor any of the rights,  interests or obligations of the parties hereto may be assigned by any of the parties by operation  of law or otherwise  without the prior written  consent of the other parties,  except that LCG may assign all of its rights, interests and obligations under this agreement to a third party.

            (f) Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the  provisions of this  Agreement were not performed in accordance with their specific terms or were otherwise breached. It is  accordingly  agreed that the parties  shall be entitled to an  injunction or injunctions to prevent  breaches of this  Agreement and to enforce  specifically the terms and provisions of this Agreement,  this being in addition to any other remedy to which they are entitled at law or in equity.

            (g) Governing Law. This Agreement shall be governed by and construed in accordance  with the laws of the State of New York,  without giving effect to the choice of law principles hereof.

                                       4

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CUSIP No. 29669B 10 6                  13D                Page 36 of 41 Pages
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            (h)  Submission  to  Jurisdiction;  Waivers;  Consent  to Service of
Process.  EACH PARTY  HERETO  HEREBY  IRREVOCABLY  CONSENTS TO THE  NONEXCLUSIVE
JURISDICTION  OF THE  COURTS  OF THE  STATE  AND  FEDERAL  DISTRICT  OF NEW YORK
SITUATED  IN THE COUNTY OF NEW YORK AND WAIVES  PERSONAL  SERVICE OF ANY AND ALL
PROCESS  UPON IT AND  CONSENTS  THAT ALL SUCH  SERVICE OF PROCESS MAY BE MADE BY
CERTIFIED  MAIL,  RETURN  RECEIPT  REQUESTED,  DIRECTED  TO  SUCH  PARTY  AT THE
ADDRESSES  PROVIDED  FOR IN SECTION 4(a) OF THIS  AGREEMENT  AND SERVICE SO MADE
SHALL BE DEEMED TO BE COMPLETED UPON ACTUAL RECEIPT  THEREOF.  EACH PARTY WAIVES
ANY OBJECTION TO JURISDICTION AND VENUE OF ANY ACTION  INSTITUTED  AGAINST IT AS
PROVIDED  HEREIN  AND  AGREES  NOT TO  ASSERT  ANY  DEFENSE  BASED  ON  LACK  OF
JURISDICTION OF VENUE.

            (i)  Counterparts.  This  Agreement  may be  executed in two or more counterparts,  all of which shall be considered  one and the same  agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  A facsimile  signature shall be deemed an original.

            (j) Termination. This Agreement and the Proxy and all obligations of the parties hereunder and thereunder,  shall terminate immediately,  without any further  action  being  required,  at  such  time  as the  Stockholders,  in the aggregate,  own less than five  percent (5%) of the  outstanding  shares of JPAL
Stock.

            (k) Further  Assurance.  Each party to this Agreement  agrees (i) to furnish upon request to the other  parties  such  further  information,  (ii) to execute and deliver to the other  parties such other  documents  and (iii) to do such other  acts and things as the other  parties  reasonably  requests  for the purpose of  carrying  out the intent of this  Agreement  and the  documents  and instruments referred to herein.

            (l)  Interpretation.  The words "hereof,"  "herein,"  "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;
section  and  exhibit  references  are to the  sections  and  exhibits  of  this
Agreement unless otherwise specified.  Whenever the words "include," "includes,"
or "including" are used in this  Agreement,  they shall be deemed to be followed by the words "without  limitation."  All terms defined in this  Agreement  shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions  contained in this  Agreement are applicable to the singular as well as the  plural  forms  of  such  terms  and to the  masculine  as well as to the feminine and neuter genders of such terms. Any agreement, instrument, or statute defined or referred to herein or in any agreement or instrument that is referred to herein  means such  agreement,  instrument,  or statute as from time to time, amended,  qualified or  supplemented,  including (in the case of agreements  and

                                       5

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CUSIP No. 29669B 10 6                  13D                Page 37 of 41 Pages
-----------------------                                -------------------------

instruments) by waiver or consent and (in the case of statutes) by succession of comparable  successor  statutes  and all  attachments  thereto  and  instruments incorporated  therein.  References  to  a  person  are  also  to  its  permitted successors and assigns. The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or  interpretation  arises,  this  Agreement  shall be  construed  as if drafted jointly  by the  parties  and no  presumption  or  burden of proof  shall  arise favoring or disfavoring  any party by virtue of the authorship of any provisions of this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

                                       6

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CUSIP No. 29669B 10 6                  13D                Page 38 of 41 Pages
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            IN WITNESS  WHEREOF,  the parties have executed this Agreement as of the date first written above.

                                        ESSENTIAL REALITY, LLC

                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                        LCG CAPITAL GROUP, LLC

                                        By:
                                           -------------------------------------
                                           Name:  Michael Alpert
                                           Title: President of Winchester Capital
                                                  Group, LLC, its Managing Member

                                       -----------------------------------------
                                                   Martin Abrams

                                       -----------------------------------------
                                                  John Gentile

                                       -----------------------------------------
                                                  Anthony Gentile

                                       MSH ENTERTAINMENT CORPORATION

                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:

                                       7

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CUSIP No. 29669B 10 6                  13D                Page 39 of 41 Pages
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                                   SCHEDULE I

                                  STOCKHOLDERS

Name                          Address                              Number of ER Interests
----                          -------                              ----------------------

LCG Capital Group, LLC        c/o Essential Reality                        4,800,000
                              49 West 27th Street
                              New York, New York 10001

Martin Abrams                 c/o Abrams Gentile Entertainment, Inc.       2,400,480
                              244 West 54th Street, 9th Floor
                              New York, New York 10017

John Gentile                  c/o Abrams Gentile Entertainment, Inc.       1,121,760
                              244 West 54th Street, 9th Floor
                              New York, New York 10017

Anthony Gentile               c/o Abrams Gentile Entertainment, Inc.       1,121,760
                              244 West 54th Street, 9th Floor
                              New York, New York 10017

MSH Entertainment Corporation                                                156,000

-----------------------                                -------------------------
CUSIP No. 29669B 10 6                  13D                Page 40 of 41 Pages
-----------------------                                -------------------------

                                    EXHIBIT A
                                    ---------

                                IRREVOCABLE PROXY

            The undersigned, a member of Essential Reality, LLC ("ER"), who will become a Stockholder  of JPAL,  Inc., a Nevada  corporation  (together  with any
successor   corporation,   the   "Company"),   following  the  exchange  of  the
undersigned's  membership  interests  in ER for shares of the  Company's  common stock,  hereby irrevocably (to the fullest extent permitted by law), but subject to the  termination  provisions  hereof,  appoints  LCG  Capital  Group,  LLC, a
Delaware limited liability  company  (together with its assigns,  "LCG"), as the sole and  exclusive  attorney and proxy of the  undersigned,  with full power of substitution and resubstitution,  to vote and exercise all voting rights (to the full extent that the  undersigned  is entitled to do so) with  respect to all of the shares of the Company that now are or hereafter may be beneficially owned by the  undersigned,  and any and all other  shares or  securities  of the  Company issued or issuable in respect hereof on or after the date hereof  (collectively,
the  "Shares")  in  accordance  with  the  terms  of  this  Proxy.   The  Shares
beneficially owned by the undersigned  Stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any  subsequent  proxies with respect to the Shares and the matters set forth in the third paragraph hereof.

            This Proxy is irrevocable (to the fullest extent  permitted by law), subject to the termination provisions hereof, is coupled with an interest and is granted  pursuant to that certain Voting  Agreement of even date herewith by and among ER, the undersigned  Stockholder,  and the other signatories  thereto (the
"Voting  Agreement"),  and is granted in  consideration  of LCG's  execution and delivery of the Contribution Agreement (as defined in the Voting Agreement).

            LCG is hereby  authorized and empowered by the undersigned to act as the  undersigned's  attorney  and proxy to vote the Shares,  and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares
(including,  without  limitation,  the  power to  execute  and  deliver  written consents) at every annual,  special or adjourned  meeting of Stockholders of the
Company and in every written consent in lieu of such meeting, in the same manner as the  shares  voted by LCG,  with  respect  to the  following  items:  (i) the election  and/or  removal of  directors  of the  Company,  (ii) the  increase or decrease of the size of the Board, (iii) the sale or other disposition of all or substantially all of the assets of the Company,  (iv) the merger,  consolidation or  combination of the Company with any other entity or the taking of any action which  would  have  substantially  the  same  result,  (v)  the  dissolution  or liquidation of the Company, (vi) any change in capitalization of the Company, or
(vii) the  creation  of stock  option or similar  plans or the  increase  in the number of shares underlying such plans; provided,  however, that with respect to clauses (iii) through (vii) above,  LCG shall only receive such voting rights to the extent that the  contemplated  action is on terms that are no more favorable to LCG than to the  undersigned  Stockholder,  based solely on their  respective ownership interests in the Company.

            LCG may not  exercise  this  Proxy on any  other  matter  except  as provided  above.  The  undersigned  Stockholder may vote the Shares on all other matters.

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CUSIP No. 29669B 10 6                  13D                Page 41 of 41 Pages
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            Any obligation of the  undersigned  hereunder  shall be binding upon the successors and assigns of the undersigned.

            This Proxy is irrevocable (to the fullest extent  permitted by law), subject to the termination provisions hereof.

            This Proxy, and all obligations of the undersigned hereunder,  shall terminate  immediately,  without any further action being required, at such time as the  Stockholder,  together  with all other  Stockholders  (as defined in the
Voting Agreement),  own less than five percent (5%) of the outstanding shares of
JPAL Common Stock.

Dated:  June __, 2002                        By: ______________________________
                                                 Name:
                                                 Title:

                                             Shares beneficially owned:

                                             ________ shares of JPAL Common Stock